U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:    December 2, 2013

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC FILES PROXY CIRCULAR AND EXPOSES KELLOGG GROUP’S UNLAWFUL TAKEOVER STRATEGY

VOTE YOUR WHITE PROXY TO STOP THE KELLOGG GROUP FROM OBTAINING CONTROL OF MFC’S BOARD WITHOUT PAYING YOU A CONTROL PREMIUM

NEW YORK (December 2, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today advised shareholders that it has filed its management proxy circular (the “Circular”) for the annual and special meeting (the “Meeting”) of shareholders of MFC scheduled for December 27, 2013.

The Circular exposes the Kellogg Group’s attempt to execute an unlawful takeover of MFC, its breaches of applicable Canadian and United States securities laws and details the Kellogg Group’s attempts to put its interests ahead of the interests of other shareholders. MFC believes that shareholders should be of wary of the Kellogg Group’s intentions for the reasons as set forth in the Circular.

Mr. Michael J. Smith, Chief Executive Officer, commented: “The evidence overwhelmingly suggests that the Kellogg Group wants control of MFC without paying a premium for control. The MFC board has serious concerns about the actions and motives of the Kellogg Group as set forth in the Circular.”

MFC urges shareholders to carefully review MFC’s letter to shareholders and the Circular and promptly vote only their WHITE proxy well in advance of the proxy voting deadline of December 24, 2013 at 4:00 p.m. (Hong Kong time).

MFC’s letter to shareholders and Circular will be filed on SEDAR and EDGAR and posted to MFC’s website at www.mfcindustrial.com/investor_relations.

The board of directors and management of MFC unanimously recommends that shareholders vote only the WHITE proxy FOR Dr. Shuming Zhao and Ravin Prakash as class II directors of MFC and FOR the advance notice policy.

Regardless of the number of shares you own, we ask for your support by casting your vote today by completing and returning ONLY the WHITE proxy. If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

PAGE 1/1

MANAGEMENT PROXY CIRCULAR

for the Annual General and Special Meeting of Shareholders

of

MFC INDUSTRIAL LTD.

to be held on December 27, 2013

THE BOARD OF MFC UNANIMOUSLY RECOMMENDS THAT YOU VOTE:

☑	FOR THE MFC DIRECTOR NOMINEES PROPOSED IN THE CIRCULAR

☑	FOR APPROVING THE MFC ADVANCE NOTICE POLICY

THE FUTURE OF MFC AND YOUR INVESTMENT WILL BE DETERMINED BY THE OUTCOME OF THIS VOTE. DO NOT ALLOW THE KELLOGG GROUP TO ADVANCE ITS HIDDEN AGENDA OF TAKING CONTROL OF THE MFC BOARD AND YOUR INVESTMENT.

Your WHITE proxy or VIF must be received by Corporate Election Services by 4:00 p.m. (Hong Kong time) on December 24, 2013, as further described in this Circular.

YOUR VOTE IS EXTREMELY IMPORTANT PLEASE SUBMIT YOUR WHITE PROXY OR VIF TODAY

IF YOU HAVE QUESTIONS OR NEED ASSISTANCE VOTING YOUR SHARES, CONTACT OUR PROXY SOLICIATION AGENT MACKENZIE PARTNERS, INC. AT:

North America toll free: 1-800-322-2885
Outside of North America (collect): (212) 929-5500
Email: proxy@mackenziepartners.com

November 29, 2013

If you have any questions about the information contained in this document or require assistance in completing your WHITE proxy or VIF, please contact our proxy solicitation agent:

North American toll free number: 1-800-322-2885

Outside of North America (collect): (212) 929-5500

Email: proxy@mackenziepartners.com

The MFC board of directors unanimously recommends that you VOTE your WHITE proxy or VIF:

☑	FOR the election of the MFC director nominees proposed in the Circular

☑	FOR the approval of the MFC Advance Notice Policy

The detailed reasons for the board's recommendations are discussed in the accompanying Management Proxy Circular which you are urged to read carefully.

YOUR VOTE IS EXTREMELY IMPORTANT PLEASE SUBMIT YOUR WHITE PROXY OR VIF TODAY

In order to be counted at the Meeting, your WHITE proxy or VIF must be received by Corporate Election Services by 4:00 p.m. (Hong Kong time) on Tuesday, December 24, 2013, or in the case of any adjournment(s) or postponement(s) of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the re-convened Meeting. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his or her discretion without notice. See the instructions under "Voting Information" on page 15 of our Circular for further details.

These materials are important and require your immediate attention. They require shareholders of MFC Industrial Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact MacKenzie Partners, Inc. within North America toll free at 1-800-322-2885, call collect at (212) 929-5500, or email at proxy@mackenziepartners.com.

Dear fellow shareholder,

MFC Industrial Ltd. ("MFC") faces a proxy contest at its 2013 annual shareholder's meeting (the "Meeting") that has serious consequences for MFC's future. This proxy contest is about stopping an unlawful takeover of MFC by Peter R. Kellogg, IAT Reinsurance Company Ltd., and certain of their affiliates (the "Kellogg Group"), a dissident group that is attempting to put its interests above those of all other shareholders. The Kellogg Group wants control of your company without paying you a "control premium". For now, the Board has halted the Kellogg Group's unlawful takeover of MFC, but it needs your help to ensure that MFC is able to successfully defend itself.

At the Meeting, MFC is asking shareholders to vote for the election of its two (2) class II director nominees, Dr. Shuming Zhao and Ravin Prakash, both of whom are current directors of MFC. The Board has fixed the number of directors at six (6) and, accordingly, shareholders only need to elect two (2) class II directors at the Meeting.

Your board believes that the Kellogg Group's purpose in proposing its own nominees at the Meeting is the final step in a scheme designed to take control of MFC. Shareholders should be wary of the Kellogg Group's intentions as it seems to be intending to raid MFC's substantial assets for its own purposes.

Reasons to Support MFC and its Nominees

  We have a demonstrated record of generating superior returns for shareholders. This includes a total return on our shares of over 500% over the past 10 fiscal years and a compound annual growth rate of 20.1% over the same period. MFC's book value, which we view value as a key indicator of our overall financial performance, increased by 307% from $180.6 million to $735.3 million between December 31, 2002 and September 30, 2013, and our total assets also increased by 356% from $282.7 million to about $1.3 billion over the same period.

  We have demonstrated a successful record of identifying and executing accretive transactions to build shareholder value. In 2012, this included a successful expansion of our commodities platform into natural gas, and the acquisition of a controlling interest in 2 global commodities supply chain businesses. In 2013, we announced that MFC entered into an agreement with an established oil and gas company whereby they have committed to spending a minimum of $50 million to drill a total of 12 net wells over three years on certain of our undeveloped lands.

Reasons to Oppose the Kellogg Proposals

Kellogg's unlawful takeover has violated securities laws in order to avoid paying you a control premium

  The Kellogg Group has committed numerous, egregious and ongoing violations of Canadian and United States securities laws. Since at least 1999, the Kellogg Group has been an "insider" under Canadian securities laws by acquiring more than 10% of MFC's shares, but it left MFC shareholders and the markets in the dark regarding its subsequent acquisitions and intentions in violation of "insider", "early warning" and "takeover bid" laws. Additionally, the Kellogg Group has unlawfully acquired MFC shares while being prohibited from doing so under Canadian "early warning" requirements.

  The Kellogg Group, which describes itself as "not shareholder activists", has, for some time, been conducting a unlawful takeover of MFC by purchasing MFC shares when it was prohibited from doing so without informing shareholders as required by applicable law.

  Under Canadian takeover bid rules, absent an exemption, a person acquiring 20% or more of an issuer's outstanding shares must make a formal takeover bid to all shareholders. It now appears that the Kellogg Group surpassed this 20% threshold in 2000 and has thereafter made numerous acquisitions to increase its ownership to 33% without making a formal takeover bid to all shareholders. In most cases, shareholders receive a significant premium to the current share price in exchange for handing over control of their company, but the Kellogg Group has failed to pay shareholders anything for its control position.

  MFC believes that the Kellogg Group may likely have triggered MFC's 2003 shareholder rights plan (the "2003 Rights Plan") between 2003 and 2006, but due to the Kellogg Group's failure to disclose the details of its acquisitions, MFC shareholders did not know and could not have known that the 2003 Rights Plan might have been triggered, and as a result, were effectively deprived of their rights under the plan. The Kellogg Group may have unfairly deprived MFC shareholders their rights under the 2003 Rights Plan to purchase MFC shares at a 50% discount to the market price, representing an economic loss to other shareholders potentially in excess of hundreds of millions of dollars and unfairly maintained its share position in MFC which, assuming shareholders exercised their rights in full, would have been diluted to about only 3% of the outstanding MFC shares.

  The Kellogg Proposals would have effected a de facto change of control of MFC without paying a control premium and without giving other shareholders a chance to sell their shares into a bid. As compared to the Kellogg Group's 33% ownership interest in MFC, the Kellogg Proposals seeks the appointment of approximately 75% of the Board.

The Kellogg Group's proxy contest is selfishly motivated and unrelated to MFC's "strategic direction"

  In its November 25, 2013 news release, the Kellogg Group made abstract references to its ostensible concerns regarding the "strategic direction" of MFC. These concerns are specious and self-serving and only came about after MFC adopted a shareholder rights plan and took other steps to protect itself against the Kellogg Group's unlawful accumulation of shares. If the Kellogg Group's concerns were legitimate, why would the Kellogg Group purchase an additional 1,606,241 MFC shares between April and October, 2013 for approximately $13.1 million? Interestingly, these purchases increased the Kellogg Group's holdings to 33% of the MFC shares, which is coincidentally the threshold necessary to defeat any transaction requiring special majority approval.

  The Kellogg Group may well be facing a liquidity crunch resulting from its tax scheme that was rejected by the IRS, and appears to be after MFC's assets. The Kellogg Group launched this proxy contest only after: (i) it paid in excess of $186 million to the IRS for back taxes and interest in June - October 2011; (ii) MFC rejected the Kellogg Group's request for a loan from MFC of $50 million in the third quarter of 2011; and (iii) the Kellogg Group's alternate dispute resolution was delayed indefinitely in November 2013.

  If the Kellogg Proposals are successful, MFC believes the Kellogg Group nominees would dismiss MFC's existing legal actions against Mr. Kellogg for his blatant breaches of securities laws and the resulting damage it has caused MFC and its shareholders.

The Kellogg Group lacks knowledge of MFC, its business and strategies

  The Kellogg Group nominees have little or no relevant operational expertise running a commodities business, lack, for the most part, the international experience necessary to successfully run MFC's operations, and have little or no relevant public company experience.

  The Kellogg Group has no strategic plan for MFC, and has not been transparent in its intentions for MFC's future.

The Kellogg proposals are dangerous

  The Kellogg Proposals could be a change of control triggering an event of default under MFC's existing bank lines and arrangements with lenders, and could also trigger change of control provisions in MFC's other contracts with third parties and employment agreements with management.

  The remaining directors whom the Kellogg Group is not seeking to replace are considering their positions in light of the proxy contest and, in the event that the Kellogg Group is successful, they may not wish to remain in their positions as directors of MFC. Should those directors decide to depart, MFC would have no continuity of directors going forward.

  If the Kellogg Group nominees go in a direction incompatible with MFC's current strategy, management and other key employees may not wish to remain in their current positions and may instead wish to explore alternative opportunities, which could have a material adverse impact on MFC's business and operations.

The MFC Board has a clear strategy to build long-term value for your investment in MFC, and has created tremendous shareholder value in the past. MFC has outperformed its peers, even during period of troubled financial markets. There is no valid reason for a timely and costly proxy contest. Vote the WHITE proxy today to stop the Kellogg Group from unlawfully taking control of MFC and raiding its assets.

Regardless of the number of shares you own, we ask for your support by casting vote today by completing and returning ONLY the WHITE proxy. If you have any questions or need assistance in casting your vote or completing your WHITE proxy, please call Mackenzie Partners, Inc. within North America toll free at 1-800-322-2885, collect at (212) 929-5500, or by email at proxy@mackenziepartners.com.

Yours Truly,

"Michael J. Smith"

Michael J. Smith
Chairman of the Board of Directors

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: THE HOLDERS OF COMMON SHARES OF MFC INDUSTRIAL LTD.

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MFC Industrial Ltd. ("MFC") will be held at the Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong SAR, China on Friday, December 27, 2013 at 4:00 p.m. (Hong Kong time) for the following purposes:

1.	to receive and consider MFC's financial statements for the financial year ended December 31, 2012;

2.	to elect Dr. Shuming Zhao and Ravin Prakash as Class II directors of MFC;

3.	to appoint MFC's auditors for the ensuing year and authorize MFC's board to fix the remuneration of the auditors;

4.	to consider and, if thought fit, to pass an ordinary resolution affirming, ratifying and approving MFC's advance notice policy (the "Advance Notice Policy") in the form set out at Schedule "A" to the Management Proxy Circular (the "Circular") accompanying this notice of meeting, as more particularly set forth in the Circular; and

5.	to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

Accompanying this notice of meeting is the Circular, a WHITE form of proxy and a supplemental mailing list form. A copy of the Advance Notice Policy will also be available for inspection by shareholders at MFC's records office during normal business hours. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice of meeting.

The board of directors of MFC has fixed the close of business (New York time) on November 25, 2013 as the record date for determining shareholders who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Registered shareholders (shareholders of record) who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed WHITE form of proxy and return the WHITE form of proxy in the enclosed return envelope provided for that purpose. If you receive more than one WHITE form of proxy because you own common shares registered in different names or at different addresses, each WHITE form of proxy should be completed and returned.

A WHITE form of proxy will not be valid unless it is deposited, by mail, courier or hand, to the attention of: Corporate Election Services, PO Box 3230, Pittsburgh, Pennsylvania 15230, USA, by 4:00 p.m. (Hong Kong time) on December 24, 2013, or in the case of any adjournment(s) or postponement(s) of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the re-convened Meeting. You may also provide your voting instructions by telephone by calling toll free 1-888-693-VOTE (8683), by facsimile at 1-412-299-9191, or through the Internet at www.cesvote.com. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his or her discretion without notice.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith
Michael J. Smith
Chairman of the Board of Directors

29 November, 2013
Vancouver, British Columbia

TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR	1
Forward-Looking Information	2
REASONS FOR THIS SOLICITATION	3
REASONS TO SUPPORT MFC AND ITS NOMINEES	5
REASONS TO OPPOSE THE KELLOGG GROUP NOMINEES	8
VOTING INFORMATION	15
Solicitation of Proxies	15
Record Date	15
Appointment of Proxyholders	15
Revocability of Proxy	16
Voting of MFC Shares and Proxies and Exercise of Discretion by Designated Persons	16
NON-REGISTERED HOLDERS	17
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	18
ELECTION OF DIRECTORS	18
Corporate Cease Trade Orders	20
Bankruptcies	21
Penalties or Sanctions	21
APPOINTMENT AND REMUNERATION OF AUDITORS	21
STATEMENT OF EXECUTIVE COMPENSATION	21
General	21
Compensation Discussion and Analysis	22
Risk Management	23
Compensation Governance	23
Performance Graph	24
Option-Based Awards	24
Summary Compensation Table	25
Incentive Plan Awards	26
Pension Plan Benefits	27
Termination and Change of Control Benefits	27
Director Compensation	28
Incentive Plan Compensation for Directors	28
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	29
CORPORATE GOVERNANCE DISCLOSURE	30
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	37
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37
MANAGEMENT CONTRACTS	37
AUDIT COMMITTEE DISCLOSURE	38
PARTICULARS OF MATTERS TO BE ACTED UPON	38
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	39
REGISTRAR AND TRANSFER AGENT	39
OTHER BUSINESS	40
ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS	40
SCHEDULE "A" ADVANCE NOTICE POLICY	A-1
SCHEDULE "B" FORMER AND SUCCESSOR AUDITORS	B-1
SCHEDULE "C" AUDIT COMMITTEE DISCLOSURE	C 1

(i)

MANAGEMENT PROXY CIRCULAR

The information in this Circular is given as of November 29, 2013, except as otherwise stated.

This management proxy circular (the "Circular") is being furnished to holders of common shares in the capital of MFC Industrial Ltd. ("MFC", "we", "us", or "our") in connection with the solicitation of WHITE proxies by the board of directors (the "Board") of MFC for use at the annual general and special meeting of shareholders to be held on December 27, 2013 (the "Meeting") at the Renaissance Hong Kong Harbour View Hotel, 1 Harbour Road, Wanchai, Hong Kong SAR, China at 4:00 p.m. (Hong Kong time), and any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). No person has been authorized by MFC to give any information or make any representations in connection with any matter to be considered at the Meeting other than those contained in this Circular.

In this document, "you" and "your" refer to the shareholders of MFC. Unless otherwise noted, references in this document to "$" and "dollars" are to United States dollars, all references to "C$" are to Canadian dollars and all references to "€" are to the European Union Euro.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE MFC
DIRECTOR NOMINEES PROPOSED IN THIS CIRCULAR AND FOR THE ADOPTION OF THE
ADVANCE NOTICE POLICY.

SUPPORT MFC BY VOTING YOUR WHITE PROXY OR VIF TODAY.

Your vote is very important to the future of your investment in MFC. The Board is concerned that the Kellogg Group (as defined below) is seeking to take control of MFC's Board for no consideration and no articulated business plan. The Board believes that this proxy contest reflects the Kellogg Group's underlying, short-term, opportunistic motivation to seize de facto control of MFC at the expense of its other shareholders. Whether or not you plan to attend the Meeting, we ask that you complete and return your WHITE proxy or VIF promptly and discard any material that you receive from anyone other than from the management of MFC.

In order to be counted at the Meeting, your WHITE proxy or VIF must be received by Corporate Election Services by 4:00 p.m. (Hong Kong time) on Tuesday, December 24, 2013, or in the case of any adjournment(s) or postponement(s) of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the re-convened Meeting. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his or her discretion without notice. See the instructions under "Voting Information" on page 15 of our Circular for further details.

A WHITE form of proxy will not be valid unless it is deposited, by mail, courier or hand, to the attention of: Corporate Election Services, PO Box 3230, Pittsburgh, Pennsylvania 15230, USA, by 4:00 p.m. (Hong Kong time) on December 24, 2013, or in the case of any adjournment(s) or postponement(s) of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for the re-convened Meeting. You may also provide your voting instructions by telephone by calling toll free 1-888-693-VOTE (8683), by facsimile at 1-412-299-9191, or through the Internet at www.cesvote.com. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his or her discretion without notice.

If you have questions or need assistance voting your shares, contact our proxy solicitation agent MacKenzie Partners, Inc. by telephone at North America toll free 1-800-322-2885, or outside of North America (collect) at (212) 929-5500, or by email at proxy@mackenziepartners.com.

For assistance, please call MacKenzie Partners North America toll free at 1-800-322-2885 or collect at (212) 929-5500
PROTECT YOUR INVESTMENT – VOTE ONLY YOUR WHITE PROXY OR VIF TODAY

Forward-Looking Information

Certain statements in this Circular are forward-looking statements, which reflect MFC's expectations regarding its future growth, results of operations, future corporate governance and performance and business prospects and opportunities. These forward-looking statements consist of statements that are not purely historical and include statements regarding MFC's proposed projects or its beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect MFC's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits MFC will obtain from them.

These forward-looking statements reflect MFC's current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include MFC's current expectations, estimates and assumptions about its business and the markets MFC operates in, the global economic environment, interest rates, commodities prices, exchange rates, proceedings and other types of claims and litigation involving MFC, unexpected change of control consequences, MFC's ability to identify, complete and finance additional acquisitions and sources of supply for its global commodity supply chain business, MFC's ability to manage its assets and operating costs, MFC's ability to maintain key personnel, MFC's ability to implement its business strategies and pursue business opportunities and financing alternatives after a state of uncertainty related to the Meeting, MFC's ability to pass certain resolutions at the Meeting, the costs involved with solicitation of proxies leading up to the Meeting and the voting results at the Meeting, may prove to be incorrect. No forward-looking statement is a guarantee of future results.

A number of risks and uncertainties could cause MFC's actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in MFC's interim reports filed by MFC with the U.S. Securities and Exchange Commission (the "SEC") and Canadian securities regulators and its 2012 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Shareholders are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with MFC's legal or regulatory obligations, MFC is not under any obligation and MFC expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in MFC's interim reports and annual report on Form 20-F for the year ended December 31, 2012 filed with the SEC and Canadian securities regulators.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the relevant corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to MFC or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that MFC is existing under the Business Corporations Act (British Columbia), as amended (the "BCBCA"), certain of its directors and its executive officers are residents of Canada and other jurisdictions outside of the United States and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

For assistance, please call MacKenzie Partners North America toll free at 1-800-322-2885 or collect at (212) 929-5500
PROTECT YOUR INVESTMENT – VOTE ONLY YOUR WHITE PROXY OR VIF TODAY

REASONS FOR THIS SOLICITATION

This proxy contest is about stopping a takeover of MFC's Board by Peter R. Kellogg, IAT Reinsurance Company Ltd. ("IAT") and certain of their affiliates (collectively, the "Kellogg Group"), a dissident group that is attempting to put its interests above those of all other shareholders. The Kellogg Group wants to complete its takeover of your company without paying you a "control premium". The Board has, for now, paused the Kellogg Group's unlawful takeover of MFC. Now, the Board needs your help to ensure that MFC is able to successfully defend itself and all of its shareholders.

At the Meeting, MFC is asking shareholders to vote for the election of two (2) Class II directors. MFC's nominees are Dr. Shuming Zhao and Ravin Prakash, both currently Class II directors of MFC. The Board has fixed the number of directors at six (6) and, accordingly, shareholders only need to elect two (2) Class II directors at the Meeting.

The Kellogg Group is trying to capture MFC's value for itself, at your expense. The Kellogg Proposals (as defined below) would let the Kellogg Group complete a de facto take-over of MFC without paying a "control premium" or otherwise affording shareholders the rights they are entitled to under securities laws. By doing so, the Kellogg Group is taking money directly from your pockets to line its own.

Your Board believes that the Kellogg Proposals are another step in a scheme ultimately designed to unlawfully and improperly take control of MFC's Board. Shareholders should be wary of the Kellogg Group's intentions as it may be intending to raid MFC's substantial assets for its own purposes. Shareholders should consider the following:

  The Kellogg Group has committed numerous, egregious and ongoing violations of Canadian and United States securities laws. Since at least 1999, the Kellogg Group has been an "insider" under Canadian securities laws by acquiring more than 10% of MFC's shares, but it left MFC shareholders and the markets in the dark regarding its subsequent acquisitions and intentions in violation of "insider", "early warning" and "takeover bid" laws. Additionally, the Kellogg Group has unlawfully acquired MFC shares while being prohibited from doing so under Canadian "early warning" requirements. See "Reasons to Oppose the Kellogg Group Nominees" beginning at page 8 below.

  The existing Board has a clear strategy to build long-term value for your investment in MFC and has created tremendous shareholder value in the past, including achieving a compound annual growth rate on the MFC shares of 20.1% between December 31, 2002 and December 31, 2012. MFC's existing Board and management have generated strong returns and achieved impressive growth, while maintaining a strong balance sheet and financial discipline. There is no valid reason for a costly and disruptive proxy contest.

  In its November 25, 2013 news release, the Kellogg Group made abstract, specious and self-serving references to its ostensible concerns regarding the "strategic direction" of MFC. Why would the Kellogg Group purchase an additional 1,606,241 MFC shares between April 2013 and October 2013 for approximately $13.1 million if its concerns were genuine? Interestingly, these purchases increased the Kellogg Group's holdings to 33% of the MFC shares, which is coincidentally the threshold necessary to defeat any transaction requiring special majority approval.

  The Kellogg Group, which describes itself as "not shareholder activists", has, for some time, been conducting an unlawful takeover of MFC by purchasing MFC shares when it was prohibited from doing so and without informing shareholders as required by applicable law. On November 25, 2013, it provided notice of its intention to propose an increase of MFC's Board to eleven (11) directors and elect eight (8) directors at the Meeting (the "Kellogg Proposals").

  If the Kellogg Proposals are successful, the Kellogg Group will complete a de facto change of control of MFC without paying a control premium and without giving other shareholders a chance to sell their shares into a bid. As compared to the Kellogg Group's 33% ownership interest in MFC, the Kellogg Group sought the appointment of approximately 75% of the Board through the Kellogg Proposals.

  The Kellogg Group launched this proxy contest only after: (i) it paid in excess of $186 million to the IRS in or around June to November 2011; (ii) MFC declined the Kellogg Group's request for a loan from MFC of $50 million in the third quarter of 2011; and (iii) the Kellogg Group's alternative dispute resolution meeting with the IRS respecting its tax claims scheduled for November 2013 was delayed. The MFC Board believes that shareholders need to be wary of the Kellogg Group's intentions, as it appears that it wants to raid MFC's substantial assets for its own purposes. See "Reasons to Support MFC and Its Nominees" beginning on page 5 below.

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  The Kellogg Group could have worked with the existing Board to discuss any ostensible concerns it had regarding MFC's "strategic direction". Representatives of MFC have, on several occasions, requested the Kellogg Group to detail any such concerns. Instead, the Kellogg Group unnecessarily, and without notice, launched a proxy contest which has already disrupted MFC's operations. For example, since the announcement of the Kellogg Proposals, MFC's lenders have expressed concerns regarding a change of control of MFC's Board and the resulting uncertainty regarding the strategic direction of MFC. Shareholders should be concerned that a Kellogg Group board may raid or deplete MFC's assets, adversely affecting MFC's business, which is capital intensive and requires high liquidity levels. The Kellogg Group's proxy contest has also jeopardized advanced negotiations regarding two possible separate accretive acquisitions by MFC scheduled to be completed in the fourth quarter of 2013. These transactions could provide MFC with significant enhanced potential for near- and long-term growth.

  The Kellogg Group nominees have little or no relevant operational expertise running a commodities business. For the most part, the nominees also lack the international experience necessary to successfully run MFC's operations. Additionally, the Kellogg Group nominees appear to have no significant recent experience as independent directors of a Canadian public company.

  If the Kellogg Proposals are successful, MFC believes the Kellogg Group nominees would likely try to dismiss MFC's existing legal actions against Mr. Kellogg for his blatant breaches of securities laws and the resulting damage it has caused MFC and its shareholders.

  The Kellogg Group has no strategic plan for MFC and has not been transparent in its intentions for MFC's future.

  Changes in the Board as a result of the Kellogg Proposals could be a change of control and could trigger events of default under certain of MFC's existing credit agreements or cause lenders not to renew them on maturation. The Kellogg Group has provided no plan or assurance that it could fund or arrange replacement financing. The Kellogg Proposals could also trigger change of control provisions in one or more of MFC's other contracts with third parties and in its employment agreements with MFC's management.

  The remaining directors whom the Kellogg Group is not seeking to replace are considering their positions in light of the proxy contest and, in the event that the Kellogg Group is successful, they may not wish to remain in their positions as directors of MFC. Should those directors decide to depart, MFC would have no continuity of directors going forward.

  If the Kellogg Group nominees go in a direction incompatible with MFC's current strategy, senior management and other key employees may not wish to remain in their current positions and may instead wish to explore alternative opportunities, which could have a material adverse impact on MFC's business and operations.

Your Board needs your support to prevent the Kellogg Group from completing its takeover. All votes matter, regardless of how many shares you hold. We urge you to vote your WHITE proxy or VIF today.

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REASONS TO SUPPORT MFC AND ITS NOMINEES

The existing Board and management of MFC are implementing a long-term growth strategy.

MFC is a global commodities supply chain company, which sources and delivers commodities and materials to clients, with an expertise on the financing and risk management aspects of the businesses. MFC's strategic vision is to expand its commodities platform through strategic acquisitions and investments, including the acquisition of commodities sources for integration into its existing commodities trading platform.

MFC considers investment opportunities where: (i) its existing participation in the marketing and production of commodities provides expert insight; (ii) it can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with its business. MFC's philosophy is to utilize its financial strength to realize the commercial potential of assets in markets where it has a comprehensive understanding of the drivers of value.

In executing MFC's growth strategy, MFC is committed to maintaining a financially disciplined approach to new investments and acquisitions in order to maintain a strong balance sheet and financial ratios.

The existing Board and management of MFC have a demonstrated record of identifying and executing accretive transactions to build shareholder value.

In implementing MFC's long-term growth strategy, its existing Board and management have identified and completed transactions that have enhanced shareholder value. In 2012, MFC completed the following strategic acquisitions:

  Expansion into Natural Gas – In September 2012, MFC expanded its commodities platform into natural gas by successfully completing the acquisition of Compton Petroleum Corporation, a company active in the production and processing of natural gas, natural gas liquids and, to a much lesser degree, crude oil.

  Increased our Global Reach – In November 2012, MFC acquired a controlling interest in each of ACC Resources Inc. and Possehl Mexico S.A. de C.V., which are global commodities supply chain businesses with a presence in the North American and Latin American markets and a focus on refractory and ceramic materials and other products that were new to MFC's commodities platform.

These and other opportunities have allowed MFC to enlarge its commodities footprint, enter new markets and expand its supply chain platform, offering growth and the potential for significant contributions to the economics of the company in a recovering economy.

Going forward, MFC continues to evaluate additional opportunities to further enhance shareholder value and grow its integrated commodities business. However, MFC is also focused on streamlining and enhancing its existing operations.

As previously disclosed, additional time and work will be needed in order to extract the full value of these assets. MFC has made significant efforts to realize on the value of these recent acquisitions and integrate such businesses into its global commodities operations. Most recently, for example, in November 2013, MFC announced that it entered into an agreement with an established oil and gas company in Alberta, Canada, whereby such company committed to spending a minimum of C$50 million to drill a total of 12 net wells over an initial three-year term primarily on MFC's undeveloped lands. The transaction provided MFC the opportunity to develop these properties without taking an investment risk and, at the same time, provided possible future sources of revenue expansion through royalty and processing arrangements.

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The existing Board and management of MFC have a demonstrated record of generating strong returns for shareholders.

The following table sets out the compound annual growth rate of MFC's common shares between December 31, 2002 and 2012. A $1,000 investment in our common shares on December 31, 2002 would have increased to over $6,200 as at December 31, 2012. The compound annual growth rate of MFC's shares was 20.1% over the 10-year period, compared to 4.9% for the S&P 500 Index over the same period.

$1,000 Invested in MFC in December 2002 Would Have Grown to More Than $6,200 by December 2012 – A Compound Annual Growth Rate of 20.1% Versus Just 4.9% for the S&P Index Over the Same Period

____________________

Note:
Based on year end closing prices and the assumptions that: (i) $1,000 was invested in MFC shares on December 31, 2002; (ii) all in-kind distributions were held until the end of the period; (iii) all cash distributions were held and not re-invested; and (iv) the cash balance was utilized to fully exercise rights under our 2010 rights offering.

We view our net book value per share as a key indicator of our overall financial performance and growth. Between December 31, 2002 and September 30, 2013, our net book value increased by 307% from $180.6 million to $735.3 million. During the same period, our total assets increased by approximately 356% from $282.7 million to $1.3 billion. Such increases were computed after the share and cash distributions during the periods from December 31, 2002 to September 30, 2013.

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The following graph sets forth the historical growth of MFC's total assets and total equity from 2006 until September 30, 2013.

HISTORICAL GROWTH OF TOTAL ASSETS AND TOTAL EQUITY
All amounts in United States dollars
TOTAL ASSETS	TOTAL EQUITY

The record of performance of the existing Board and management includes:

  Generating Superior Returns through Spinouts – The existing Board and management of MFC have a strong record of generating superior returns for our shareholders by distributing operating businesses to shareholders. Most recently, MFC distributed shares of KHD Humboldt Wedag International AG ("KHD") to its shareholders in 2010. On October 11, 2013, AVIC International Engineering Holdings Pte. Ltd. and certain other parties announced an offer to acquire all of the shares of KHD for cash consideration of €6.45 per share.

  Cash Dividend Policy – In 2011, our existing Board adopted an annual cash dividend policy. Since then, as a result of our strong financial position, we have been able to pay increasingly attractive dividends to our shareholders. In 2011, 2012 and 2013, our existing Board declared and paid annual cash dividends to our shareholders of $0.20, $0.22 and $0.24 per share, respectively. Our annual cash dividend for 2013 represents a yield of approximately 2.8% (based on MFC's share price at the end of 2012), as compared to an annual dividend yield of approximately 2.5% for the NYSE Composite Index in 2012.

  Maintaining a Strong Balance Sheet – As a result of the fiscal discipline of MFC's existing Board and management, MFC has maintained a strong balance sheet. As at September 30, 2013, MFC had cash, cash equivalents and securities of $293.5 million, working capital of $398.8 million and total debt of $186.5 million. MFC's long term debt-to-equity ratio was 0.2 as at September 30, 2013.

  Financial Discipline – The existing Board and management of MFC are focused on maintaining fiscal discipline. This has resulted in our strong financial position and allowed MFC to avoid dilutive transactions to finance its growth.

  Below Market Compensation Arrangements – MFC's existing Board has maintained responsible executive compensation practices. MFC's executive compensation levels are generally lower than compensation paid by its peer group.

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REASONS TO OPPOSE THE KELLOGG GROUP NOMINEES

Kellogg unlawfully acquired a control position in MFC and now wants to seize control of the MFC Board without paying you any control premium.

On October 1, 2013, the Kellogg Group made, for the first time, a public filing in Canada regarding its holdings in MFC. The Kellogg Group acknowledged that it had been an insider of MFC since December 31, 1999, although no explanation for the 14 year delay in making this disclosure was provided. It is now clear that the Kellogg Group had been waiting in the weeds to ambush this year's annual general meeting of MFC in an attempt to seize control of MFC's Board.

It is not a coincidence that the Kellogg Group disclosed its shareholdings in MFC through an "early warning report" only weeks before it first disclosed its intention to nominate its own slate of nominees to MFC's Board and shortly after Mr. Kellogg had said his investment was "passive". Mr. Kellogg is a very senior and experienced market participant. There is no doubt that, given his experience, the Kellogg Group was fully aware of the strict regulatory regime in the North American capital markets. MFC believes the Kellogg Group's failure to properly inform the public of its share ownership position in MFC was a calculated and deliberate attempt to take control of MFC's Board, while keeping other MFC shareholders and markets uninformed of their true intentions in order to avoid having to pay shareholders a "control premium". MFC believes the Kellogg Group's conduct has caused and will continue to cause significant harm and damage to MFC and its shareholders.

MFC shareholders should be under no illusion that the Kellogg Group's efforts are anything other than an attempt to acquire control of MFC's Board. The Kellogg Proposals would let the Kellogg Group complete its takeover of MFC without any compensation being paid to other MFC shareholders. In most acquisitions of control, shareholders receive a significant premium to the current share price in exchange for handing over control of their company. The Kellogg Group is offering no compensation to shareholders whatsoever. If the Kellogg Group is interested in controlling MFC, they should make a premium offer on the open market, instead of attempting to gain control through back channels. Shareholders should be skeptical of the Kellogg Group which has operated, and continues to operate, in a deceptive manner.

We urge shareholders not to cede control of MFC's Board without receiving a change of control premium.

The Kellogg Group's unlawful takeover violated applicable Canadian and United States securities laws and deprived shareholders of possible financial gain.

On November 27, 2013, MFC announced that due to the Kellogg Group's many egregious and ongoing violations of Canadian and United States securities laws, it had commenced legal actions against the Kellogg Group in British Columbia and New York seeking, among other things, orders prohibiting the Kellogg Group from voting its MFC shares or acquiring further MFC shares and requiring the Kellogg Group to dispose of MFC shares. MFC is amending its court filings in the British Columbia Supreme Court seeking additional orders, including, among others, orders prohibiting the Kellogg Group from nominating directors to MFC's Board, soliciting proxies in connection with the Meeting and voting its shares at the Meeting.

Additionally, MFC has applied to a Canadian securities regulator to investigate the actions of the Kellogg Group and make appropriate orders.

MFC undertook the foregoing actions to prevent the Kellogg Group from improperly and unlawfully seizing control of MFC's Board by continually and blatantly disregarding applicable securities laws and the rights of other shareholders.

MFC believes that the Kellogg Group's actions, including the process of acquiring its current significant ownership of MFC shares, have flagrantly and repeatedly violated applicable securities laws, including as follows:

  Since at least 1999, the Kellogg Group has been an "insider" by acquiring over 10% of MFC shares, but left MFC shareholders and the markets in the dark regarding its subsequent acquisitions of MFC shares and its intentions in violation of "insider", "early warning" and "takeover bid" laws.

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  Canadian securities laws require a person (or group of persons), such as the Kellogg Group, who acquires 10% or more of MFC's outstanding voting shares to publicly file and issue an "insider report", "press release" and "early warning report" (collectively, the "Early Warning Regime") in order to alert shareholders and the market to the acquisition and intentions of a person acquiring a significant ownership interest. The Early Warning Regime also requires further such public reports and disclosure for subsequent purchases in excess of 2% of the MFC shares. The Kellogg Group broke the 10% threshold in 1999, but failed to comply with the Early Warning Regime for almost 14 years until October 1, 2013, when it disclosed ownership of 33% of the outstanding MFC shares.

  The Early Warning Regime also provides that, during the time the Kellogg Group was required to file an early warning report or further report (acquisition of 10% and subsequent acquisitions of 2%) and ending one business day after such report or further report is filed, the Kellogg Group must not acquire any additional MFC shares. Despite acquiring 10% of the MFC Shares in 1999, the Kellogg Group continually and repeatedly violated these requirements by acquiring MFC shares without complying with the Early Warning Regime and, in particular, in violation of the prohibition on acquisitions of further MFC shares until after filing the requisite early warning report or further report.

  Today, the Kellogg Group continues to violate securities laws as its filed reports are misleading and fail to disclose the actual date and amount of acquisitions and/or dispositions, the prices paid and received for MFC shares and other required disclosure.

  United States securities laws require that a shareholder holding more than 5% of a company's shares file a Schedule 13D and amendments thereto and disclose, among other things, the purpose of its investment to other shareholders as well as any arrangements, understandings or agreements with other shareholders with respect to a company's shares. The Kellogg Group failed to file Schedule 13D ownership reports under United States securities laws between February 2001 and January 2013 (approximately 12 years) when it disclosed it had increased its ownership to approximately 30.9% of the outstanding MFC shares.

The Kellogg Group's egregious violations of securities laws have also unfairly deprived MFC's minority shareholders of possible economic gain with respect to their investment in MFC. Under Canadian takeover bid rules, unless an applicable exemption applies, a person acquiring 20% or more of an issuer's outstanding securities must make a formal takeover bid to all shareholders and comply with timing, disclosure, pricing and other requirements designed to foster fair and efficient capital markets and the fair treatment of shareholders. It now appears that the Kellogg Group surpassed this 20% threshold in 2000 and has thereafter made numerous acquisitions to increase its ownership to 33% without making a formal takeover bid to all shareholders. In most cases, shareholders receive a significant premium to the current share price in exchange for handing over control of their company, but the Kellogg Group has failed to pay shareholders anything for its control position.

Between May 2003 and August 2006, MFC had a shareholders rights plan (the "2003 Rights Plan") in place. The 2003 Rights Plan would have been triggered and a "flip-in" would have occurred if the Kellogg Group had acquired an additional 0.5% of MFC's shares after the 2003 Rights Plan was established. The occurrence of such a "flip-in event" would have entitled all other shareholders to acquire additional MFC shares at one-half the then market price. MFC believes that the Kellogg Group may likely have triggered the 2003 Rights Plan between 2003 and 2006, but due to the Kellogg Group's failure to disclose the details of their acquisitions, MFC shareholders did not know and could not have known that the 2003 Rights Plan might have been triggered, and as a result, were effectively deprived of their rights under the plan. The resulting economic deprivation to shareholders may have been substantial. On December 31, 2003, MFC's share price was $18.42 per share, and there were 9,577,882 shares outstanding (not including shares assumed to be held at that time by the Kellogg Group). If the 2003 Rights Plan was triggered on that date, under the terms of the plan, shareholders would have been entitled to purchase a total of approximately 77,995,556 shares at a 50% discount to the market price. By failing to make appropriate public disclosures, the Kellogg Group may have unfairly deprived MFC shareholders the right to purchase MFC shares at a discounted price of approximately $9.21 per share, representing an economic loss to other shareholders potentially in excess of hundreds of millions of dollars. At the same time, the Kellogg Group unfairly maintained its share position in MFC, which would have been significantly diluted by triggering the 2003 Rights Plan. Assuming shareholders exercised their rights in full, the Kellogg Group's shareholdings would have been diluted to about only 3% of the outstanding MFC shares.

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Why has the Kellogg Group chosen now to launch this proxy contest?

In its November 25, 2013 news release, the Kellogg Group made abstract, specious and self-serving references to its ostensible concerns regarding the "strategic direction" of MFC. These concerns are specious and self-serving and only came about after MFC adopted a shareholder rights plan and took other steps to protect itself against the Kellogg Group's unlawful accumulation of shares. If the Kellogg Group's concerns were legitimate, why has Mr. Kellogg recently been acquiring substantial amounts of MFC shares, including purchases of 1,606,241 MFC shares between April 2013 and October 2013 for approximately $13.1 million? Interestingly, these purchases increased the Kellogg Group's holdings to 33% of the MFC shares, which is coincidentally the threshold necessary to defeat any transaction requiring special majority approval. The Kellogg Group never previously raised any such concerns with MFC, nor has it ever offered any tangible strategic plans to the Board concerning MFC's future.

So why the sudden public campaign against MFC's Board and strategies? Why would an opportunistic investor such as Mr. Kellogg now spend several hundred thousand dollars to change MFC's "strategic direction" when he has never previously raised any such concerns before? The reason is clear on closer scrutiny – the Kellogg Group may need access to MFC's significant assets, and now wishes to take control of MFC's Board for such purpose.

As outlined in an article in Forbes Magazine dated March 5, 2001 titled "Are You a Chump" and another article dated June 17, 2013 titled "Billionaire Seeks $186 Million Tax Refund, Claims IRS Biased by 'Politically Charged Atmosphere'", Kellogg and IAT have been embroiled in significant ongoing lawsuits with the IRS after the IRS rejected various tax exemptions claimed by IAT and/or its affiliates which permitted the Kellogg Group to avoid very significant tax obligations.

In and around June to November 2011, the Kellogg Group made payments in excess of $186 million to the IRS to settle the reassessment.

Subsequently, IAT's chief financial officer, David Pirrung, wrote a letter dated October 3, 2011 to the IRS seeking a waiver with respect to certain penalties and interest. This letter, which MFC has been able to locate, is reflective of the financial burden the tax reassessment imposed on IAT. A portion of the letter is reproduced below:

In response to these and subsequent bills, including the ones which I am paying today, as Chief Financial Officer of the taxpayer, I have made substantial and strenuous efforts to promptly pay amounts totaling approximately $170 million which is approximately 20% of the [Kellogg] Group's capital base. This is a particularly difficult economic time to liquidate holdings of such a significant percentage of the taxpayer's entire holdings and I have to take great pains to determine how best to liquidate assets without jeopardizing the company's continuing operations (emphasis added).

Shortly following this, in or about the third quarter of 2011, the Kellogg Group approached MFC for a loan of $50 million dollars, which MFC believes was related to IAT's lack of liquidity caused by the IRS ruling. After careful consideration of all factors, including the Kellogg Group's status as a shareholder, MFC decided that it was not in the best interests of MFC or its shareholders to grant a loan to IAT. However, MFC did assist IAT in attempting to arrange third-party bank financing through its strong banking connections. Ultimately, MFC did not arrange any financing for IAT and discussions terminated.

In June of this year, only months before the Kellogg Group announced its decision to nominate its own directors, Mr. Kellogg and IAT commenced a lawsuit against the IRS to reclaim in excess of $186 million in taxes and interest they had to pay. The action was supposed to go to an alternative dispute resolution on November 13, 2013, but all proceedings in the action were stayed by court order because of the recent U.S. Government shutdown and lack of appropriations for the Department of Justice. About two weeks later, on November 25, 2013, the Kellogg Group launched its proxy contest.

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The following is a timeline of significant events that illustrate the Kellogg Group's true intentions:
____________________

Date	Event
2008	The IRS finds that the Kellogg Group unlawfully avoided taxes and orders the Kellogg Group to pay in excess of $186 million in unpaid taxes and interest.

June – November 2011	The Kellogg Group pays the IRS in excess of $186 million in unpaid taxes and interest.

October 2011	IAT complains to the IRS about its liquidity crunch.

Q3 2011	The Kellogg Group approaches MFC for a $50 million loan, which MFC does not grant.

November 2011	MFC did not arrange any financing for IAT and discussions terminated.

January 2013	The Kellogg Group announces the acquisition of an additional 7.1% of the MFC shares, increasing its ownership to 30.9% of the outstanding MFC shares. The pricing and timing of these acquisitions were not provided.

April 2013	The Kellogg Group sues the IRS in relation to over $186 million in taxes and interest it paid the IRS in June 2011.

April 2013	The Kellogg Group acquires an additional 542,503 MFC shares, increasing its ownership to 31.8% of the outstanding MFC shares.

May 2013	The Kellogg Group acquires an additional 101,338 MFC shares, increasing its ownership to 32.0% of the outstanding MFC shares.

July 2013	The Kellogg Group acquires an additional 403,000 MFC shares, increasing its ownership to 32.8% of the outstanding MFC shares.

August 2013	The Kellogg Group acquires an additional 302,200 MFC shares, increasing its ownership to 33.3% of the outstanding MFC shares.

September 2013	The Kellogg Group acquires an additional 257,400 MFC shares, increasing its ownership to 33.7% of the outstanding MFC shares.

October 2013	The Kellogg Group files an amended Schedule 13D disclosing that Mr. Kellogg has approached MFC concerning the appointment of one additional director and ownership of 33.0% of the MFC shares.

October 2013	Alternative dispute resolution proceedings between the Kellogg Group and the IRS are stayed.

November 11, 2013	MFC adopts a shareholder rights plan.

November 25, 2013	The Kellogg Group launches its proxy contest for control of MFC.
____________________

Against this backdrop, it is apparent to MFC why the Kellogg Group chose now to launch its proxy contest. As Mr. Kellogg stated in his November 25, 2013, news release, "we are not shareholder activists." The Kellogg Group chose to begin its proxy campaign now because it appears to be under short-term financial pressure. The Kellogg Group's abstract justification of "strategic direction" for launching its proxy contest is simply a smokescreen designed to distract shareholders from its hidden agenda – to complete its takeover of MFC and gain control of its significant treasury.

Don't be fooled by sudden overtures of "camaraderie" by the Kellogg Group to its "fellow shareholders". The Kellogg Group spends its money only to advance its own interests. This is not an altruistic crusade for the benefit of MFC's minority shareholders, but rather a self-interested mission by a former Wall Street tycoon.

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The interests of the Kellogg Group nominees are not aligned with the interests of minority shareholders.

The interests of the Kellogg Group nominees are not aligned with shareholders.

The Kellogg Group appears to be under short-term financial pressure. The MFC Board has serious concerns about the motives of the Kellogg Group's nominees, which has offered no plans to guide MFC or enhance shareholder value, and their true agenda remains hidden. The MFC Board believes that shareholders need to be wary of the Kellogg Group's intentions, as it appears that it wants to raid MFC's substantial assets for its own purposes.

The current proxy contest itself is evidence of the Kellogg Group's selfish motives. There is no valid reason for a costly and disruptive proxy contest. The Kellogg Group could have worked with the existing Board to discuss any ostensible concerns it had regarding MFC's "strategic direction". Instead, the Kellogg Group unnecessarily, and without notice, launched a proxy contest which has already been disruptive to MFC. Since November 2013, when the Kellogg Group announced its intention to nominate its own slate of directors, for example, MFC's lenders have expressed concerns regarding a change of control of MFC's Board and the resulting uncertainty regarding the strategic direction of MFC. Shareholders should be concerned that a Kellogg Group board may raid MFC's assets, adversely affecting MFC's business, which is capital intensive and requires high liquidity levels. This includes, if the Kellogg Proposals are successful, a possible change of control triggering an event of default under MFC's existing arrangements with its lenders. Although MFC is working with its lenders to help ensure that the banking lines and existing lending arrangements are unaffected by the proxy contest, there is no assurance that MFC will be successful.

The Kellogg Group's proxy contest has also jeopardized advanced negotiations regarding two separate accretive acquisitions by MFC scheduled to be completed in the fourth quarter of 2013. These transactions would have provided MFC with significant enhanced potential for near- and long-term growth.

The Kellogg Group lacks knowledge of MFC, its business and international strategies.

The Kellogg Group nominees lack working knowledge of MFC, its business and international strategies. The Kellogg Group has no strategic plan for MFC and has not been transparent in its strategy or intentions for MFC's future. It is not in shareholders' best interests to install a board and management that have not disclosed their plans to MFC shareholders.

The existing Board has demonstrated a clear strategy to build long-term value for your investment in MFC, and has created tremendous shareholder value in the past, including achieving a compound annual growth rate on the MFC shares of 20.1% between December 31, 2002 and December 31, 2012.

The Kellogg Group nominees have little or no relevant operational expertise or experience running a commodities business. The Kellogg Group nominees also, for the most part, lack the international experience necessary to successfully run MFC's operations, including in MFC's key markets of Europe, Latin America and Asia. If successful, the Kellogg Group will remove Dr. Shuming Zhao and Ravin Prakash, members of MFC's Board who have extensive international experience running commodities companies, and have a proven record of delivering value on an international stage. The Board believes that the Kellogg Group nominees' lack of international experience could seriously impact MFC's business and operations, and could negatively impact the strategic plans designed by the current MFC Board which have created substantial value for shareholders.

Your Board has demonstrated a clear strategy to build long-term value for your investment in MFC. MFC's current directors have extensive experience in the global commodities trading industry. They are committed to high standards of corporate governance and to creating long-term value for all of MFC's shareholders. In today's uncertain economic environment, MFC needs a strong Board that is experienced and focused on long-term success, not short-term, selfish goals.

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Mr. Kellogg, the Kellogg Group and several of the Kellogg Group nominees have a significant prior record of run-ins with legal regulators.

The significant ongoing disputes between the Kellogg Group and the IRS after the IRS rejected various tax exemptions claimed by IAT and/or its affiliates which permitted the Kellogg Group to avoid very significant tax obligations and resulted in the IRS seeking and collecting in excess of $186 million in taxes, interests and other charges are described in detail above. This is not the only significant instance where Mr. Kellogg, or one of the Kellogg Group nominees, has had a run-in with a legal regulator:

KELLOGG NOMINEE	LEGAL/REGULATORY RUN-IN
PETER KELLOGG

In 2003, the National Association of Securities Dealers filed a disciplinary action against Mr. Kellogg alleging that Mr. Kellogg directed fraudulent wash trades and matched trades between four accounts he controlled. As a result of the trades, companies owned by Mr. Kellogg's children recognized a greater profit than they would have received in the open market, and the trading public was deceived about the volume of trading in the underlying stocks. In this instance, Mr. Kellogg was able to successfully argue that the transactions were conducted for legitimate business and tax purposes and the charges were dropped.

In 1999, the adjudicatory council of the American Stock Exchange (the "Amex") ordered that a former managing director of Spear, Leeds & Kellogg, pay a $100,000 fine and be permanently barred from association with the exchange. He had violated anti-fraud provisions of federal securities laws by creating fraudulent trades. According to an April 26, 1999 Businessweek cover story titled "The American Stock Exchange: Scandal on Wall Street", the Amex was later criticized for not following up on testimony which indicated knowledge and approval of his activities by, among others, Mr. Kellogg. Mr. Kellogg was never charged by the Amex.

WILLIAM HORN

In 2008, Mr. Horn became a director of LMS Medical Systems, Inc. ("LMS"). The next year, LMS was cease traded by the securities commissions in Alberta, British Columbia, Ontario and Quebec for failing to properly file its annual filings. As a result, trading in the common shares of LMS was halted on the Toronto Stock Exchange. On January 26, 2010, Mr. Horn resigned as a director, chief executive officer and chief financial officer of LMS. However, in his last year as chief executive officer and chief financial officer of LMS, Mr. Horn saw fit to pay himself over $300,000. His successor was paid less than a third of that amount in the following year. It ultimately took over two years for LMS to effect the revocation of the cease trade orders issued while Mr. Horn was LMS's chief executive officer and chief financial officer.

LOGAN KRUGER

Mr. Kruger was the chief executive officer of Hudson Bay Mining and Smelting when, on August 8, 2000, an explosion occurred at its smelter in Flin Flon, Manitoba, killing one man and severely injuring thirteen others. According to a paper published in June 2009 by the Canadian Centre for Policy Alternatives titled "Invitation to an inquest: Death and dissatisfaction in Flin Flon", the resulting government inquiry revealed that Hudson Bay Mining and Smelting had engaged in unsafe work practices to speed up a maintenance shutdown. On November 29, 2001, the company pleaded guilty to contravention of The Workplace Safety and Health Act (Manitoba), which creates an obligation to provide and maintain a safe workplace.

As reported by MiningWatch Canada, in 2006, Mr. Kruger was a director of a parent company which owned the Goro Nickel mine in New Caledonia, when the company's mining permit was revoked for violating the rights of the indigenous people and for providing an inadequate and flawed environmental impact assessment.

In 2009, Mr. Kruger was the chief executive officer of Century Aluminum Co. when it closed its Ravenswood, West Virginia aluminum smelter plant, putting 651 people out of work. According to a July 1, 2011 article in the Charleston Daily Mail titled "Century Aluminum retirees picket for health care benefits", despite guaranteeing retired employees health care coverage under a contract negotiated with the United Steelworkers Union, Mr. Kruger terminated those benefits, leaving many uninsurable. The Senator for West Virginia, Mr. John D. Rockefeller IV, wrote a letter dated June 16, 2011 addressed to Mr. Kruger commenting on the "unimaginable hardship" that his decision had brought and that he had "been less than forthcoming" in relation to retirees' health care. According to a Reuters report dated November 18, 2011, upon being ousted as Century Aluminum Co.'s chief executive officer in November 2011, Mr. Kruger commenced a lawsuit against his former employer in an attempt to get a $26 million golden parachute.

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KELLOGG NOMINEE	LEGAL/REGULATORY RUN-IN
PATRICE MERRIN

While an executive vice-president and chief operating officer at Sherritt International Corporation, Ms. Merrin was banned for a time from entering the United States for violating the 1998 Helms-Burton Act. The Helms-Burton Act denies entry to the United States for people who "traffic" in American goods seized by Fidel Castro during the 1959 Cuban revolution. Sherritt International jointly owns a zinc mine with the Cuban government, which had been seized from Freeport McMoRan, a U.S. company, after Fidel Castro came to power.

TREVOR SCHULTZ

As reported in an October 30, 2012 article in the Financial Post, recent litigation in Egypt has called into question the legality of Centamin Plc's mining license, which had been issued during the Mubarek regime. The matter has yet to be resolved. Mr. Schultz has been a director of Centamin Plc since 2008.

The dangers of the Kellogg Proposals

The Kellogg Proposals pose a number of serious concerns which shareholders need to consider:

  The Kellogg Proposals would let the Kellogg Group complete a de facto change of control of MFC's Board without payment of any change of control premium and without giving other shareholders a chance to sell their shares into a bid. As compared to the Kellogg Group's 33% ownership interest in MFC, the Kellogg Proposals seeks the appointment of approximately 75% of the Board.

  The Kellogg Group may be intending to raid MFC's substantial assets for their own purposes. The Kellogg Group's undisclosed business plan could include granting a significant loan to the Kellogg Group in light of its liquidity crunch. In the midst of the current difficult global economic reality and commodity price environment and in order to execute its long-term strategy, MFC's cash balance is a precious asset that needs to be protected.

  If elected, MFC believes the Kellogg Group nominees would try to dismiss MFC's existing legal actions against Mr. Kellogg for his blatant breaches of securities laws and the resulting damage it has caused MFC and its shareholders.

  The Kellogg Proposals could trigger a change of control under MFC's existing bank lines and arrangements with lenders.  MFC's lenders have already expressed serious concerns as a result of the uncertainty regarding the strategic direction of MFC.

  The Kellogg Proposals could also trigger change of control provisions in MFC's other contracts, including employment agreements with management.

  The Kellogg Group has made no commitment to a long-term strategy for MFC, nor has it proposed any strategies for MFC's future.

  The Kellogg Group's nominees lack working knowledge of MFC, its business or strategies. The Kellogg Group nominees fail to provide the international experience or expertise needed to face the challenges and pursue the opportunities presented by MFC's international businesses.

  The Kellogg Proposals would remove members of MFC's Board who have extensive international experience running commodities companies, a proven record of delivering value and could result in the loss of senior management, which could seriously, adversely impact MFC's operations.

  The remaining directors whom MFC is not currently seeking to have removed are currently considering their positions in light of the Kellogg Proposals and, in the event that the Kellogg Group is successful, they may not wish to remain in their positions as directors of MFC. Should those directors decide to depart, MFC would have no continuity of directors going forward.

  If the Kellogg Proposals are successful and the Kellogg Group nominees go in a direction incompatible with management's current strategy and direction for MFC's business, management may not wish to remain in their current positions and may instead wish to explore alternative opportunities. This could have a serious negative impact on MFC's business and operations.

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VOTING INFORMATION

Solicitation of Proxies

The enclosed WHITE form of proxy is solicited by management of MFC for use at the Meeting to be held at 4:00 p.m. (Hong Kong time) on December 27, 2013 and any adjournment or postponement thereof. The solicitation of proxies will be conducted by mail, in person, by telephone or electronic communications. MFC has retained MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016 ("MacKenzie") to assist with MFC's communications with shareholders and solicitation of proxies. In connection with these services, the fee payable to MacKenzie is not expected to exceed $250,000. In addition, MFC will pay MacKenzie's reasonable expenses in connection with these services and additional fees as determined by MFC and MacKenzie. MFC has also requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and MFC will reimburse such brokers and nominees for their related out of pocket expenses. The cost of solicitation will be borne by MFC.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by MFC. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The Board has set the close of business (New York time) on November 25, 2013 as the record date (the "Record Date") for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Persons who acquire MFC shares after the Record Date will not be entitled to vote such MFC shares at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A shareholder is entitled to one vote for each MFC share that such shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of MFC.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a shareholder) to attend and act for or on behalf of that shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by MFC, by mail or by hand, to the attention of Corporate Election Services, PO Box 3230, Pittsburgh, Pennsylvania 15230, USA, by 4:00 p.m. (Hong Kong time) on December 24, 2013 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). Shareholders may also provide their voting instructions by telephone by calling toll free 1-888-693-VOTE (8683), by facsimile at 1-412-299-9191, or through the Internet at www.cesvote.com. The time limit for the deposit of proxies may be waived by the chair of the Meeting at his or her discretion without notice.

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A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that shareholder's attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the chair of the Meeting on the date of, but prior to the commencement of, the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or if the shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as hereinafter defined) must ensure that any change in voting instructions is communicated to the applicable nominee sufficiently in advance of the time of voting at the Meeting. Non-Registered Holders who have voted and who wish to change their voting instructions should contact their nominee promptly if assistance is required.

Voting of MFC Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the MFC shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the MFC shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the MFC shares represented by the form of proxy in favor of each matter identified in the form of proxy, including the vote for the election of the nominee to the Board and for the appointment of the independent auditors of MFC.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. As at the date of this Circular, management of MFC is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the MFC shares on any matter, the MFC shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

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NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders are "non-registered" shareholders because the MFC shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the MFC shares. More particularly, a person is not a Registered Shareholder in respect of MFC shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the MFC shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with the requirements set out in Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), MFC has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of MFC shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with MFC as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the MFC shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These Meeting Materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and MFC or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at November 25, 2013, being the Record Date, there were a total of 62,827,502 MFC shares issued and outstanding. Each MFC share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of MFC's knowledge and based solely upon publicly available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the votes attached to the issued and outstanding MFC shares as of the date hereof:

Name	Amount Owned	Percent of Class
Peter Kellogg	20,662,400(1)(2)(3)	33.0%
____________________
Notes:
(1)	In his public filings, Mr. Kellogg disclaims beneficial ownership of 14,862,400 of the MFC shares, or approximately 23.8% of the issued and outstanding MFC shares as of the date hereof.
(2)	Mr. Kellogg controls 13,662,400 of the MFC shares, or approximately 21.8% of the issued and outstanding MFC shares as of the date hereof, through IAT Reinsurance Company Ltd., a Bermuda limited liability company.
(3)	Mr. Kellogg's latest Schedule 13D filing indicates that 618 of the MFC shares are held by William C. Horn III, a member of the Kellogg Group.

RECEIPT OF FINANCIAL STATEMENTS

The directors will place before the Meeting the consolidated financial statements of MFC for the year ended December 31, 2012 together with the auditors' report thereon, which are included in the annual report of MFC for the year ended December 31, 2012.

ELECTION OF DIRECTORS

MFC's Articles provide that the size of its Board is set by resolution of the Board and not by a vote of shareholders. The size of the Board has been fixed at six directors by the Board and cannot be increased at this time. MFC's Articles also provide for three classes of directors with staggered terms. Each director holds office until the expiry of his or her term or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of MFC or with the provisions of the Business Corporations Act (British Columbia). At each annual meeting of MFC, a class of directors is elected to hold office for a three-year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of the shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his or her predecessor. In November 2013, after receiving the unanimous recommendation of the Nominating and Corporate Governance Committee, which is comprised solely of independent directors, the Board amended MFC's Articles to address an inconsistency with its staggered board structure, and to provide that the size of the Board would be fixed by directors' resolution.

Accordingly, at the Meeting, shareholders will be called upon only to re-elect two Class II directors by ordinary resolution. After receiving the unanimous recommendation of its Nominating and Corporate Governance Committee, the Board has selected Dr. Shuming Zhao and Ravin Prakash as the MFC nominees. Dr. Zhao is also a member of MFC's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (Chair).

Indrajit Chatterjee has two years remaining in his term as a Class I director of MFC. Mr. Chatterjee is currently a member of MFC's Audit Committee, Compensation Committee (Chair) and Nominating and Corporate Governance Committee.

Silke S. Stenger was appointed a director of MFC in August 2013. Ms. Stenger is a former director of MFC. Ms. Stenger is a Class I director and has two years remaining in her term as a Class I director of MFC. Ms. Stenger is currently a member of MFC's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

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Michael J. Smith has one year remaining in his term as a Class III director of MFC. Mr. Smith is the President, Chief Executive Officer and Chief Financial Officer of MFC.

Ian Rigg was first appointed a director of MFC in March 2010. Mr. Rigg is a Class III director and has one year remaining in his term as a Class III director of MFC. Mr. Rigg is currently a member of MFC's Audit Committee (Chair), Compensation Committee and Nominating and Corporate Governance Committee.

The following table sets forth information regarding Dr. Zhao and Mr. Prakash, the management nominees for election at the Meeting as Class II directors of MFC, and each director of MFC whose term of office will continue after the Meeting:

Name, Place of Residence and Present Position with MFC	Principal Occupation, Business or Employment	Director Since	Approximate number of MFC shares beneficially owned, directly or indirectly, as of the date hereof
Michael J. Smith Hong Kong SAR, China Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President and Director

Mr. Smith is the Chairman, President, Chief Executive Officer and Chief Financial Officer of MFC. Mr. Smith has been MFC's Chairman since 2003. Mr. Smith was appointed MFC's Chief Executive Officer in March 2010 and was appointed MFC's Chief Executive Officer in October 2010. Mr. Smith was MFC's Secretary until March 1, 2008. Mr. Smith was also MFC's Chief Executive Officer between 1996 and 2006. Mr. Smith was also previously the President, Chief Executive Officer, Secretary and a director of Mass Financial Corp. and served as a director and officer of various public companies. Mr. Smith has experience in corporate finance and restructuring.

		1986	272,727(1)
Ian Rigg(2)(3)(4) West Vancouver, Canada Director	Mr. Rigg is a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.	2010	7,230(5)
Dr. Shuming Zhao(2)(3)(4) Jiangsu, China Director

Dr. Zhao is Chair Professor and Honorary Dean of the School of Business, Nanjing University, the People's Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and was a director of Little Swan Company, Ltd. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005, 2008 and 2011. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

		2004	Nil(6)

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Name, Place of Residence and Present Position with MFC	Principal Occupation, Business or Employment	Director Since	Approximate number of MFC shares beneficially owned, directly or indirectly, as of the date hereof
Indrajit Chatterjee(2)(3)(4) Haryana, India Director	Mr. Chatterjee is a retired businessman who was formerly responsible for marketing with the Transportation Systems Division of General Electric for India. Mr. Chatterjee is experienced in dealing with Indian governmental issues.	2005	Nil(7)
Ravin Prakash Delhi, India Director	Until February 2013, Mr. Prakash was the Executive Chairman of one of MFC's former subsidiaries. He has over 36 years of corporate banking and financial management experience in industry, specialized in recovery and restructuring of doubtful assets, the raising of project and trade finance and risk assessment.	2011	Nil(8)
Silke S. Stenger(2)(3)(4) Hesse, Germany Director	Ms. Stenger is an independent business consultant and business leadership coach. She was a former director of MFC when MFC was KHD Humboldt Wedag International Ltd. and has been director of KHD Humboldt Wedag International AG, Germany. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. She is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and SOX compliance. Furthermore she is a business coach by training.	2013	Nil
____________________

Notes:
(1)	Mr. Smith also holds stock options to purchase up to 390,000 MFC shares.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating and Corporate Governance Committee.
(5)	Mr. Rigg also holds stock options to purchase up to 55,000 MFC shares.
(6)	Dr. Zhao holds stock options to purchase up to 55,000 MFC shares.
(7)	Mr. Chatterjee holds stock options to purchase up to 55,000 MFC shares.
(8)	Mr. Prakash holds stock options to purchase up to 55,000 MFC shares.

While management does not contemplate that the MFC nominees will be unable to serve as directors, if, prior to the Meeting, either nominee is unable to stand for re-election as a director for any reason, the Designated Persons shall have the discretionary authority to vote for the election of any other person or persons as a director.

At the Meeting, shareholders will be asked to pass an ordinary resolution to elect Dr. Zhao and Mr. Prakash as Class II directors of MFC to serve a term of three years until the close of the annual meeting of the shareholders to be held in 2016.

Corporate Cease Trade Orders

Other than as otherwise disclosed herein, to the best of MFC's knowledge, neither of the nominees is, as of the date of this Circular, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including MFC) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, issued either while that person was acting in that capacity or after that person ceased to act in that capacity if it resulted from an event that occurred while that person was acting in that capacity.

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Bankruptcies

To the best of MFC's knowledge, neither of the nominees is, as of the date of this Circular, or has been, within 10 years before the date hereof, a director or executive officer of any company (including MFC) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such company.

To the best of MFC's knowledge, neither of the nominees has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed nominee.

Penalties or Sanctions

To the best of MFC's knowledge, neither of the nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee.

The management of MFC recommends that shareholders vote FOR each of the nominees for director named above. Unless otherwise instructed, the persons designated in the WHITE form of proxy intend to vote FOR the election of the nominees for director named above.

APPOINTMENT AND REMUNERATION OF AUDITORS

The management of MFC intends to recommend at the Meeting that shareholders vote for the appointment of PricewaterhouseCoopers LLP as auditors of MFC for the fiscal year ending December 31, 2013 to replace Deloitte LLP (the "Former Auditors"), which resigned at the request of MFC effective September 23, 2013, and to authorize the directors to fix PricewaterhouseCoopers LLP's remuneration for the ensuing year. The Former Auditors had been auditors of MFC since November 14, 2011. In replacement thereof, and in accordance with the provisions of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), PricewaterhouseCoopers LLP was appointed as auditors of MFC effective September 23, 2013.

As required by NI 51-102, attached as Schedule "B" hereto is a copy of the reporting package related to the resignation of the Former Auditors and the appointment of PricewaterhouseCoopers LLP as successor auditors of MFC.

The management of MFC recommends that shareholders vote in favor of the appointment of PricewaterhouseCoopers LLP as auditors of MFC for the fiscal year ending December 31, 2013 to replace the Former Auditors and to authorize the directors to fix PricewaterhouseCoopers LLP's remuneration for the ensuing year. Unless otherwise instructed, the persons designated in the WHITE form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of MFC for the fiscal year ending December 31, 2013 at a remuneration to be fixed by the Board.

STATEMENT OF EXECUTIVE COMPENSATION

General

Pursuant to applicable securities legislation, MFC is required to provide a summary of all annual compensation for services in all capacities to MFC and its subsidiaries for the most recently completed financial year in respect of the individuals comprised of any persons who acted as either the Chief Executive Officer or the Chief Financial Officer of MFC for any part of such year, and each of the other three most highly compensated executive officers of MFC, whose total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer, nor acting in a similar capacity, at the end of the most recently completed financial year (the "NEOs").

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Compensation Discussion and Analysis

In determining executive compensation, the Compensation Committee aims to encourage and reward performance in order to maintain the position of MFC in a highly competitive environment. The Compensation Committee endeavours to ensure that MFC's compensation policies:

  attract and retain highly qualified and experienced executives and managers as well as align the compensation level of each executive to that executive's level of responsibility;

  recognize and reward contributions to the success of MFC as measured by the accomplishment of specific performance objectives; and

  ensure that a significant proportion of compensation is at risk and directly linked to the success of MFC.

The Compensation Committee believes that compensation packages for MFC's executives must be designed to attract and retain executives critical to the success of MFC, ensure that executive compensation is linked to both individual and corporate performance and focus executives on business factors that impact shareholder value. The Compensation Committee also considers the recommendations of the Chief Executive Officer for executives other than the Chief Financial Officer and the Chief Operating Officer, and relies on Board discussions in its analysis and recommendations. Compensation for the NEOs for the year ended December 31, 2012 consisted of two main components: (i) base salary; and (ii) annual performance incentives.

Base Salary

Base salary reflects annual compensation received by an executive for the position they hold and the role they perform within MFC. The objective of the base salary, consistent with market practice, is to provide a portion of compensation as a fixed cash amount. Base salaries are intended to attract and retain talented executives and to reflect the skill and level of responsibility of an executive, taking into account market conditions and salaries paid by MFC's competitors. Base salaries are targeted at median market values and balanced with relative roles and responsibilities within MFC. The relative base salary of executive officers reflects their experience and the accountability of their respective roles and the incumbent's performance in such roles. Base salaries are benchmarked internally against similar roles, and are then adjusted depending on a NEO's past performance, experience, individual qualifications, promotion or other change in responsibilities and expected future contributions to MFC.

Annual Performance Incentives

MFC's annual performance incentives are designed to reinforce MFC's business strategy as approved by the Board. The objective of awarding annual performance incentives is to provide a component of compensation that rewards near term performance results of MFC as a whole. Such incentives focus attention on the achievement of short term profitability with lesser emphasis on revenues. The annual performance incentives provide executives with the opportunity to earn cash incentives based on the achievement of financial, corporate and strategic objectives relating to the implementation of MFC's business strategy and the individual's performance objectives. The amount and award of cash bonuses to executives is discretionary and awards may vary as a percentage of base salary. Incentive targets for all levels are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on MFC's business plan for the fiscal year as approved by the Board and are intended to be challenging but achievable.

Annual performance incentives are an important component of the total compensation that may be received by a NEO, primarily because they provide the NEO with the potential to receive an annual financial reward based on the achievement of specific goals. Annual performance incentives are designed to achieve three important objectives:

  to motivate and reward eligible executives who contribute to successfully achieving Company goals;

  to provide executives with a competitive total compensation package; and

  to attract and retain talented executives.

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Security Based Compensation

Options are granted to executive officers pursuant to the terms of MFC's 1997 stock option plan (the "Option Plan") and awards are available for grant under the 2008 equity incentive plan (the "Incentive Plan"). Grants under the Option Plan and the Incentive Plan are made based on the executive's contribution to the achievement of MFC's goals, taking into account the executive's existing level of equity incentives. In determining whether to grant options under the Option Plan or awards under the Incentive Plan to the executive officers, the Board takes into account previous grants. Please refer to the section of this Circular entitled "Statement of Executive Compensation – Option-Based Awards" below.

No options were granted during the year ended December 31, 2012.

Risk Management

MFC has taken steps to ensure its executive compensation program does not incent risk outside MFC's risk appetite. Some of the risk management initiatives currently employed by MFC are as follows:

  appointing a Compensation Committee comprised entirely of independent directors to oversee the executive compensation program; and

  use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

The Board and Compensation Committee have discussed and assessed risks related to MFC compensation policies and practices and are of the view that, when looked at in their totality, MFC's compensation policies and practices do not incentivize risk taking outside MFC's risk appetite. MFC does not have any formal policy respecting the purchase by an NEO or a director of financial instruments.

Compensation Governance

MFC has a Compensation Committee, comprised entirely of independent directors, being Dr. Shuming Zhao, Ian Rigg, Indrajit Chatterjee (Chair) and Silke S. Stenger. The Compensation Committee is responsible for, among other things, developing MFC's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annual salaries, bonuses and other forms and items of compensation for MFC's senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of the Option Plan and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans and reports to the Board on compensation matters. The Board adopted a charter for the Compensation Committee to replace the existing charter on October 26, 2013, a copy of which is available online at MFC's website at www.mfcindustrial.com. The responsibilities, powers and operation of the Compensation Committee are detailed in the Compensation Committee's charter.

The members of the Compensation Committee have direct experience relevant to executive compensation from their broad business experience and are well-versed in executive compensation matters. The members similarly bring a wide range of skills and experience that helps them make decisions in respect of MFC's compensation policies and practices and assess performance on both an individual and an organizational level. These skills and experiences include, but are not limited to: industry knowledge; operational experience; financial knowledge; and international business experience.

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Performance Graph

The following chart compares the cumulative total return assuming a $100 investment in the MFC shares with the cumulative total return of the Russell 2000 Index over the five most recently completed financial years, assuming that the $100 investment was made on January 1, 2008 and assuming the reinvestment of dividends.

	1/1/08	31/12/08	31/12/09	31/12/10	31/12/11	31/12/12
MFC Industrial Ltd.	$100	$37.26	$45.40	$45.60	$42.05	$52.81
Russell 2000 Index	$100	$66.21	$84.20	$106.82	$102.36	$119.09

The performance of the MFC shares as set out in the graph above does not necessarily indicate future price performance. Executive compensation has generally followed the trend in shareholder returns, although market conditions in the 2008 fiscal year resulted in a disconnect between financial performance, share performance and compensation. As described above, the Compensation Committee considers various factors in determining the compensation of the NEOs. The Compensation Committee does not consider the price of the MFC shares to be a strong indicator of performance.

Option-Based Awards

Pursuant to the terms of the Option Plan, the Board currently administers and implements the Option Plan and the Incentive Plan and recommends changes or additions thereto. The Compensation Committee assists the Board in these respects. The Board determines all option-based awards to be granted pursuant to the Option Plan or the Incentive Plan and any special terms, including any exercise price or vesting provisions applicable thereto. When determining whether to grant new option-based awards to executive officers, the Board takes into account previous grants of option-based awards.

For a summary of the material provisions of the Option Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans – Option Plan". For a summary of the material provisions of the Incentive Plan, please refer to the section of this Circular entitled "Securities Authorized for Issuance under Equity Compensation Plans – Incentive Plan".

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Summary Compensation Table

During the fiscal year ended December 31, 2012, MFC paid an aggregate of approximately $1.3 million in cash compensation to its officers, excluding directors' fees. The following table (and notes thereto) states the name of each NEO, his or her total annual compensation, consisting of salary, bonus and other annual compensation, and long term compensation, for example Option Plan and/or Incentive Plan awards, for the three most recently completed financial years of MFC.

SUMMARY COMPENSATION TABLE
					Non-equity incentive
					compensation plan
					compensation
					($)(1)
			Share-	Option-		Long-
			based	based	Annual	term	Pension	All Other	Total
Name and		Salary	awards	awards	incentive	incentive	value	Compensation	Compensation
Position	Year	($)	($)	($)(2)	plans	plans	($)	($)	($)
Michael J. Smith Chairman Chief Executive Officer and President
	2012	300,117	-	-	93,800	-	-	185,315(3)	579,232
	2011	301,538	-	1,079,130(4)	133,794	-	-	179,555(5)	1,694,017
	2010	253,034(6)	-	-	100,000	-	-	150,670(7)	503,704

Ravin Prakash(8) Director	2012	65,603	-	-	149,428	-	-	-	215,031
	2011	179,693	-	553,400(9)	228,795	-	-	26,250(10)	988,138
	2010	16,600	-	-	17,100	-	-	5,000(10)	38,700
Prashant Sahu(11) Executive Director of a former subsidiary
	2012	140,827	-	-	149,428	-	-	-	290,255
	2011	89,224	-	-	230,020	-	-	-	319,244
	2010	5,540	-	-	17,100	-	-	-	22,640

Roland Schulien(12) Senior Vice President Finance, Europe
	2012	174,828	-	-	10,284	-	-	27,258(13)	212,370
	2011	207,731	-	-	5,568	-	-	32,328(13)	245,627
	2010	26,189	-	-	666	-	-	2,560	29,415

Ernest Alders Vice President	2012	206,111	-	-	13,121	-	-	9,316(15)	228,548
	2011	198,411	-	553,400(14)	16,718	-	-	8,999(15)	777,528
	2010	29,767	-	-	1,786	-	-	2,401(15)	33,954
____________________

Notes:
(1)	All awards under MFC's non-equity incentive compensation plans are paid during the financial year they were earned.
(2)	The fair value of the stock-based compensation at the date of grant is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3 years, expected volatility of 60.09%, risk-free interest rate of 0.97% and expected dividend yield of 2.58%.
(3)	Consists of housing allowances and expenses.
(4)	Represents options to purchase up to 390,000 MFC shares, which are exercisable at a price of $7.81 per MFC share and expire on January 1, 2016.
(5)	Consists of housing allowances and medical benefits.
(6)	Includes $3,000 in directors' fees.
(7)	Includes housing expenses and medical expenses.
(8)	Mr. Prakash joined MFC on November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, MFC did not pay Mr. Prakash any compensation prior to November 15, 2010. Until February 2013, Mr. Prakash was the Executive Chairman of a former subsidiary of MFC.
(9)	Represents options to purchase up to 200,000 MFC shares, which are exercisable at a price of $7.81 per MFC share and expire on January 1, 2016.
(10)	Represents fees payable to Mr. Prakash in his capacity as a director of MFC.
(11)	Mr. Sahu joined MFC in November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, MFC did not pay Mr. Sahu any compensation prior to November 15, 2010.
(12)	Mr. Schulien joined MFC in November 15, 2010 as part of the acquisition of Mass Financial Corp., and, accordingly, MFC did not pay Mr. Schulien any compensation prior to November 15, 2010.
(13)	Consists of auto benefits.
(14)	Represents options to purchase up to 200,000 MFC shares which are exercisable at a price of $7.81 per MFC share and expire on January 1, 2016.
(15)	Consists of customary perquisites, including a housing allowance.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO, the number of options available for exercise, the option exercise price and the expiration date for each option. As at December 31, 2012, the value of "in-the-money" unexercised options held by the NEOs was $477,300.

	Option-based Awards				Share-based Awards
					Shares	Market or	Market or
					or units	payout	payout value
	Number of			Value of	of	value of	of vested
	securities			unexercised	shares	share-based	share-based
	underlying	Option	Option	in-the-	that	awards that	awards not
	unexercised	exercise	expiration	money	have not	have not	paid out or
	options	price	date	options	vested	vested	distributed
Name and Position	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Michael J. Smith Chairman Chief Executive Officer and President	390,000	7.81	01/01/2016	288,600	Nil	Nil	Nil
Ravin Prakash(1) Director	55,000	7.81	01/01/2016	40,700	Nil	Nil	Nil
Prashant Sahu Executive Director of a former subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ernest Alders Vice President	200,000	7.81	01/01/2016	148,000	Nil	Nil	Nil
____________________

Note:
(1)	Until February 2013, Mr. Prakash was the Executive Chairman of a former subsidiary.

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Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by an NEO if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by an NEO.

	Option-based awards – Value	Share-based awards – Value
	vested during the year	vested during the year
Name and Position	($)(1)	($)
Michael J. Smith Chairman Chief Executive Officer and President	Nil	Nil
Ravin Prakash(2) Director	Nil	Nil
Prashant Sahu Executive Director of a former subsidiary	Nil	Nil
Roland Schulien Senior Vice President Finance, Europe	Nil	Nil
Ernest Alders Vice President	Nil	Nil
____________________

Notes:
(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the MFC shares on the New York Stock Exchange and the exercise price on such vesting date.
(2)	Until February 2013, Mr. Prakash was the Executive Chairman of a former subsidiary.

Pension Plan Benefits

As at December 31, 2012, MFC did not have any defined benefit, defined contribution or deferred compensation plans for any of its NEOs.

Termination and Change of Control Benefits

Effective March 1, 2008, MFC entered into an independent consulting agreement with Michael Smith, MFC's Chairman and Chief Executive Officer, pursuant to which he provides consulting services to MFC. In the event that the agreement is terminated by MFC or in the event of a change of control, Mr. Smith is entitled to receive a termination payment equal to the sum of three times the aggregate consulting fee paid to Mr. Smith in the previous twelve months plus the higher of his current bonus or the highest bonus received by him in the previous five years prior to such termination. In addition, all unvested rights in any stock options or other equity awards made to Mr. Smith will vest in full in the event of a change of control. Mr. Smith will also be entitled, for a period of 365 days following the earlier of the date of the termination of the agreement and the date of the change of control, to require MFC to purchase all or any part of the MFC shares held by Mr. Smith on the date of termination or date of change of control, at a price equal to the average closing market price of the MFC shares on the New York Stock Exchange for the ten preceding trading days. Assuming a discontinuance of Mr. Smith's services as a result of termination or a change of control effective December 31, 2012, MFC would have been required to make a maximum payment to Mr. Smith in the aggregate amount of $3,552,080 pursuant to the terms of his consulting arrangement. Ernest Alders is also entitled to a payment of one month's salary (including the pro rated portion of his bonus for the last fiscal year) for each year of service in the event that MFC or Mr. Alders terminates his engagement within six months after a change of control pursuant to his applicable agreements.

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Director Compensation

The following table provides a summary of compensation, consisting wholly of directors' fees, paid by MFC during the fiscal year ended December 31, 2012 to the directors of MFC.

DIRECTOR COMPENSATION TABLE
		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	Earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Michael J. Smith(1)	-	-	-	-	-	-	-
Dr. Shuming Zhao	80,500	-	-	-	-	-	80,500
Ian Rigg	95,500	-	-	-	-	-	95,500
Indrajit Chatterjee	80,500	-	-	-	-	-	80,500
Ravin Prakash(2)	7,500	-	-	-	-	-	7,500
____________________

Notes:
(1)	Compensation provided to MFC's Chairman, Michael Smith, in his capacity as an executive officer is disclosed in the table above under the heading "Summary Compensation Table".
(2)	Compensation provided to Ravin Prakash in his capacity as an executive officer is disclosed in the table above under the heading "Summary Compensation Table".

Narrative Discussion

A total of $0.3 million was paid to directors of MFC for services rendered as directors, or for committee participation or assignments, during the most recently completed financial year. MFC's directors are each paid an annual fee of $30,000 and $750 for each directors' meeting attended as well as additional fees, as applicable, for their respective participation on MFC's Audit, Compensation, and Nominating and Corporate Governance Committees. MFC also reimburses its directors and officers for expenses incurred in connection with their services as directors and officers.

Incentive Plan Compensation for Directors

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director, the number of options available for exercise, the option exercise price and the expiration date for each option for all awards outstanding at the end of December 31, 2012. As at December 31, 2012 the value of "in-the-money" unexercised options held by the directors was $451,400.

	Option-based Awards				Share-based Awards
							Market or
						Market or	payout
					Shares or	payout value	value of
	Number of			Value of	units	of share-	vested
	securities			unexercised	of shares	based	share-based
	underlying	Option	Option	in-the-	that have	awards that	awards not
	unexercised	exercise	expiration	money	not	have not	paid out or
	options	price	date	options	vested	vested	distributed
Name	(#)	($)	(dd/mm/yyyy)	($)	(#)	($)	($)
Michael J. Smith	390,000	7.81	01/01/2016	288,600	-	-	-
Dr. Shuming Zhao	55,000	7.81	01/01/2016	40,700	-	-	-
Ian Rigg	55,000	7.81	01/01/2016	40,700	-	-	-
Indrajit Chatterjee	55,000	7.81	01/01/2016	40,700	-	-	-
Ravin Prakash	55,000	7.81	01/01/2016	40,700	-	-	-

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Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by a director.

	Option-based awards –	Share-based awards –
	Value vested during the year	Value vested during the year
Name	($)(1)	($)
Michael J. Smith	Nil	Nil
Dr. Shuming Zhao	Nil	Nil
Ian Rigg	Nil	Nil
Indrajit Chatterjee	Nil	Nil
Ravin Prakash	Nil	Nil
____________________

Note:
(1)	The amount represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the MFC shares on the New York Stock Exchange and the exercise price on such vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out securities authorized for issuance under compensation plans as of December 31, 2012:

			Number of MFC shares
	Number of MFC shares to	Weighted average	remaining available for issuance
	be issued upon exercise of	exercise price of	under equity compensation
	outstanding options,	outstanding options,	plans (excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in second column)
Equity compensation plans approved by securityholders (Option Plan)	1,720,000	7.81	12,344
Equity compensation plans approved by securityholders (Incentive Plan)	915,000	7.81	585,000
Total	2,635,000	7.81	597,344

Option Plan

The Option Plan provides for the grant of incentive stock options to purchase MFC shares to MFC's directors, officers and key employees and other persons providing ongoing services to MFC. The Option Plan is administered by the Board. The maximum number of MFC shares which may be reserved and set aside for issuance under the Option Plan is 5,524,000. Each option upon its exercise entitles the grantee to purchase one MFC share. The exercise price of an option may not be less than the closing market price of the MFC shares on the New York Stock Exchange on the day prior to the date of grant of the option. In the event the MFC shares are not traded on such day, the exercise price may not be less than the average of the closing bid and ask prices of the MFC shares on the New York Stock Exchange for the ten trading days immediately prior to the date the option is granted. Options may be granted under the Option Plan for an exercise period of up to ten years from the date such options are granted. No options were granted during the year ended December 31, 2012. There are 1,720,000 options outstanding as of the date hereof. There are 12,344 options available for grant under the Option Plan as of the date hereof.

Incentive Plan

At MFC's annual and special meeting of shareholders held in September 2008, the shareholders passed a resolution approving the Incentive Plan to further align the interests of MFC's employees and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the MFC shares and by promoting increased ownership of the MFC shares by such individuals.

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Pursuant to the terms of the Incentive Plan, the Board, the Compensation Committee or such other committee of the Board as is appointed by the Board to administer the Incentive Plan may grant Awards (as hereinafter defined) under the Incentive Plan, establish the terms and conditions for those Awards, construe and interpret the Incentive Plan and establish the rules for the Incentive Plan's administration. The Board or the relevant committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock awards and tax bonus awards (each, an "Award") under the Incentive Plan. Awards may be granted to employees, directors, officers or consultants of MFC or any affiliate or any person to whom an offer of employment with MFC or any affiliate is extended. The Board or the relevant committee has the authority to determine which employees, directors, officers, consultants and prospective employees should receive Awards. Non-employee directors and consultants may not receive incentive stock options.

The maximum number of MFC shares that may be issuable pursuant to all Awards granted under the Incentive Plan is 1,500,000 MFC shares. Forfeited, cancelled, returned and lapsed Awards are not counted against the 1,500,000 MFC shares. Any Awards or portions thereof that are settled in cash and not by issuance of MFC shares are not counted against the 1,500,000 MFC shares. As of the date hereof, 915,000 Awards have been issued pursuant to the Incentive Plan and 585,000 Awards are available for issuance under the Incentive Plan.

CORPORATE GOVERNANCE DISCLOSURE

The disclosure noted below is in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices. The section references in this section are to Form 58-101F1.

1.	Board of Directors

(a)	Indrajit Chatterjee, Dr. Shuming Zhao, Ian Rigg and Silke S. Stenger are independent directors of MFC.

(b)	Michael J. Smith is an executive officer of MFC and is therefore not an independent director. Ravin Prakash is an officer of a subsidiary of MFC and is therefore not an independent director.

(c)	A majority of MFC's directors are independent.

(d)	The following directors are also directors of another reporting issuer (or the equivalent in a foreign jurisdiction), as identified next to his name:

Director	Reporting Issuers or Equivalent in a Foreign Jurisdiction
Dr. Shuming Zhao	Daqo New Energy Corp.

(e)	During fiscal 2012 (MFC's most recently completed financial year), the independent directors held three meetings at which non-independent directors and members of management were not in attendance. In addition, the Board holds frequent meetings and has open communication in order to facilitate open and candid discussion among its independent directors.

(f)	The Chairman of the Board is Michael J. Smith and the Board has determined that he is not an independent director. Refer to Item 3 – Position Description for Chairman of the Board. The Board believes that this structure best reflects the entrepreneurial leadership of MFC. The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected through measures such as the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee being composed of all independent directors and each committee being chaired by an independent director. In addition, in order to provide leadership for its independent directors, the Board encourages its independent members to discuss matters separate from the non-independent Board members and to seek the advice of financial, legal or other consultants when necessary.

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(g)	The following table shows the attendance record of each director for all Board meetings held during fiscal 2012 (including all Board actions by written consent in lieu of a meeting):

Director	Board Meetings Attended	% of Board Meetings Attended
Michael J. Smith	25	100
Ian Rigg	25	100
Dr. Shuming Zhao	25	100
Indrajit Chatterjee	25	100
Ravin Prakash	25	100

2.	Board Mandate

The Board has adopted the following mandate and terms of reference for directors:

The Business Corporations Act, S.B.C. 2002, c.57, MFC's governing statute, provides that directors must "manage or supervise the management of the business and affairs of MFC". In practice, as the Board cannot "manage" a corporation such as MFC in the sense of directing its day-to-day operations, the overarching role and legal duty of the Board is to "supervise" the management of MFC's business and affairs. Accordingly, the Board oversees development of the overall strategic direction and policy framework for MFC. This responsibility is discharged through Board oversight of MFC's management, which is responsible for the day-to-day conduct of the business.

The Board's primary responsibilities are to supervise the management of MFC, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards. The Board is also responsible for:

  selecting and assessing members of the Board;

  choosing, assessing and compensating the Chief Executive Officer of MFC, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;

  reviewing and approving MFC's strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;

  adopting a code of conduct and a disclosure policy for MFC, and monitoring performance against those policies;

  ensuring the integrity of MFC's internal control and management information systems;

  approving MFC's financial statements and related public disclosures prior to such disclosure;

  approving any major changes to MFC's capital structure, including significant investments or financing arrangements; and

  reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

Directors are expected to attend Board meetings and meetings of the committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their duties and responsibilities.

It shall be the policy of the Board that a majority of the members of the Board, and all of the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, shall meet the independence requirements of applicable law and the rules of the Securities and Exchange Commission, including the independence requirements of the Sarbanes-Oxley Act of 2002, the applicable Canadian securities commissions and the New York Stock Exchange in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

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3.	Position Descriptions

Chairman of the Board

The Board has developed and approved the following position description for the Chairman of the Board:

Position: Chairman of the Board

Reports to: the Board

General Accountability

The Chairman of the Board reports to the Board. The Chairman, working with the Chief Executive Officer, guides and directs management to ensure that all matters relating to the mandate of the Board are completely disclosed and discussed with the Board.

On a demand basis, the Chairman of the Board assists the Chief Executive Officer and provides guidance on those matters of Board interest and provides a sounding board to the Chief Executive Officer on issues and concerns.

Nature and Scope

The Chairman performs the following additional functions:

  is responsible for managing the process of the Board and for ensuring that the Board discharges the responsibility in its mandate;

  schedules regular meetings of the Board and works with the Chief Executive Officer on the agenda to see that all Board matters are properly and adequately addressed and the appropriate information is sent to directors in a timely fashion;

  ensures that all members of the Board have the full opportunity to participate and question management regarding development of MFC;

  provides opportunity for all independent Board members to make comments in the absence of management and to freely give independent guidance; and

  conducts shareholders' meetings and determines the democratic will of shareholders.

Chairman of the Nominating and Corporate Governance Committee

The Board has developed and approved the following position description for the Chairman of the Nominating and Corporate Governance Committee:

Position: Chairman of the Nominating and Corporate Governance Committee

Reports to: the Board

General Accountability

The Chairman of the Nominating and Corporate Governance Committee reports to the Board. The Chairman, working with the committee and outside advisors as necessary, ensures that the Nominating and Corporate Governance Committee mandate is met, especially with regards to the appropriate tone from the top, governance processes, regulatory compliance, and succession planning.

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As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee, its efficiency during meetings, and helps ensure that the committee discharges the responsibility in its mandate;

  sets and approves the agenda of each meeting;

  through outside counsel and other assistance, remains informed on any issues that may arise to affect MFC's compliance policies and practices;

  assists in monitoring compliance with MFC's stated policies and procedures regarding governance;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts as necessary, to ensure that the committee mandate regarding appropriate governance policies, procedures and disclosure is met; and

  provides guidance and opinions as necessary to the Chief Executive Officer, Chief Financial Officer and MFC's Compliance Officer, as applicable, to establish and ensure adherence to MFC's governance and compliance practices.

Chairman of the Audit Committee

The Board has developed and approved the following position description for the Chairman of the Audit Committee:

Position: Chairman of the Audit Committee

Reports to: the Board

General Accountability

The Chairman of the Audit Committee reports to the Board. The Chairman, working with the committee and outside auditors, ensures that the Audit Committee complies with its charter.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its charter;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and auditors, remains informed on any issues that may arise as part of a quarterly review or annual audit;

  ensures that all members of the committee have full opportunity to participate and to actively question management and the auditors, in order to satisfy themselves that the committee mandate regarding overseeing full and fair disclosure of MFC's financial position is met; and

  provides guidance and opinions as necessary to management to facilitate the continued improvement of MFC's financial control and disclosure practices.

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Chairman of the Compensation Committee

The Board has developed and approved the following position description for the Chairman of the Compensation Committee:

Position: Chairman of the Compensation Committee

Reports to: the Board

General Accountability

The Chairman of the Compensation Committee reports to the Board. The Chairman, working with the committee and using outside information as necessary, ensures that the Compensation Committee mandate is met, especially with regards to the appropriate total compensation for the executive officers.

As needed, he or she also performs other responsibilities and functions as directed by the Board in the discharge of its charter.

Nature and Scope

The Chairman performs the following functions:

  manages the process of the committee and ensures that the committee discharges the responsibility in its mandate;

  reviews and approves the agenda of each meeting prior to the meeting;

  through consultation with management and the use of outside benchmarks, such as competitive compensation surveys, remains informed on any issues that may arise within MFC with regard to compensation of its executives;

  ensures that all members of the committee have full opportunity to participate and to actively question management and any outside experts, as necessary, to ensure that the committee mandate regarding recommending the Chief Executive Officer's compensation and approving the compensation package of MFC's other executive officers is met; and

  provides guidance and opinions, as necessary, to the Chief Executive Officer and to MFC's human resources officer, if applicable, to enable the continued improvement of MFC's compensation practices.

Chief Executive Officer

The Board has developed and approved the following position description for the Chief Executive Officer:

  responsible for the management and operational control of MFC; and

  provides vision, leads the development of long term strategy and drives profitable growth and shareholder value.

Major responsibilities:

  leads and manages MFC within the guidelines established by the Board;

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  communicates a clear vision for MFC to team members, investors, customers and business partners;

  recommends to the Board strategic directions for MFC's business and when approved by the Board, successfully implements the corresponding strategic, business and operational plans;

  directs and monitors the activities of MFC in a manner that ensures agreed upon targets are met and that the assets of MFC are safeguarded and optimized in the best interests of all the shareholders;

  develops and implements operational policies to guide MFC within the limits prescribed by its bylaws and the strategy framework adopted by the Board;

  develops and recommends the corporate and organizational structure and staffing to the Board;

  leads MFC and its key managers to successfully deliver on established financial and strategic goals and, where appropriate, recruits top notch executives to help drive positive change;

  develops and maintains an annual (or more frequently if required) Board approved plan for the development and succession of senior management;

  manages and oversees communications and disclosure to the shareholders, the public and regulatory bodies in a transparent comprehensive and honest manner;

  meets regularly with and maintains relationships with the financial community; and

  meets regularly, and as required, with the Chairman and committees of the Board to review material issues and to ensure that Board members are provided in a timely manner with all information and access to management necessary to permit the Board to fulfill its statutory and other obligations.

4.	Orientation and Continuing Education

The Board has delegated to the Nominating and Corporate Governance Committee the responsibility of, among other things, orienting new directors and developing and monitoring continuing education for existing directors. The Nominating and Corporate Governance Committee shall develop with management and monitor the process of orienting new directors and continuing education for existing directors. New director orientation may include meeting with the management of MFC, background materials and presentations regarding the business of MFC. Directors shall be provided with information regarding corporate governance and procedures of the Board and the committees on which the directors will serve.

5.	Ethical Business Conduct

(a) The Board has adopted a written Code of Business Conduct and Ethics and Insider Trading Policy (the "Code of Ethics").

(i) The Code of Ethics can be obtained by written request to the President of MFC at 1620 – 400 Burrard Street, Vancouver, British Columbia V6C 3A6, Canada. A copy of the Code of Ethics is also available online at MFC's website at www.mfcindustrial.com.

(ii) The Code of Ethics was adopted by the Board on October 26, 2013. Prior to the adoption of the Code of Ethics, the Board had previously adopted a written code of ethics on November 9, 2006 (the "2006 Code of Ethics"), a copy of which is available online as an Appendix to MFC's Management Information Circular dated September 25, 2009 filed under MFC's profile on SEDAR at http://www.sedar.com. Since the adoption of the 2006 Code of Ethics, the Board has conducted assessments of its performance, including the extent to which the Board and each director comply with the 2006 Code of Ethics. It is intended that the Board will continue to conduct such assessment of its performance annually pursuant to the Code of Ethics. The Board will be assessing other mechanisms by which it can monitor compliance with the Code of Ethics in an efficient manner.

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(iii) There has been no conduct of any director or officer that would constitute a departure from the 2006 Code of Ethics or the Code of Ethics, as applicable, and therefore, no material change reports have been filed in this regard since the beginning of the issuer's most recently completed financial year.

(b)	Pursuant to the terms of reference for directors which has been adopted by the Board, directors, officers and employees of MFC are instructed to disclose to the Board or the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a breach of the Code of Ethics, including actual or apparent conflicts of interest with MFC, and to obtain approval from the Board or Audit Committee before making any decision or taking any action that could reasonably be expected to involve a conflict of interest or the appearance of a conflict of interest. Any director expressing a conflict of interest in a matter to be considered by the Board or the Audit Committee is asked to leave the meeting for the duration of the discussion related to the matter at hand, and to abstain from voting with respect to such matter.

(c)	The Board encourages and promotes a culture of ethical business conduct through the adoption and monitoring of the Code of Ethics, which includes an insider trading policy, and such other policies that may be adopted by the Board from time to time. The Board conducts regular reviews with management for compliance with such policies.

6.	Nomination of Directors

	(a)	The Board has appointed a Nominating and Corporate Governance Committee, which is responsible for assisting the Board in identifying new director nominees. When identifying candidates for membership on the Board, the Nominating and Corporate Governance Committee takes into account all factors it considers appropriate, which may include independence under applicable standards, relevant skills and experience, business judgment, service on boards of directors of other companies, personal and professional integrity, including commitment to MFC's core values, openness and ability to work as part of a team, willingness to commit the required time to serve as a Board member, and familiarity with MFC and its industry. The Nominating and Corporate Governance Committee shall actively seek and evaluate qualified individuals to become new directors as needed. The Nominating and Corporate Governance Committee shall review and develop the Board's criteria for selecting new directors, including standards for director independence. The Committee shall establish procedures to solicit, review, and recommend to the Board, potential director nominees proposed by shareholders. The Committee shall select or recommend that the Board select the director nominees for the annual meeting of shareholders. As part of the process, the Nominating and Corporate Governance Committee is empowered to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties and to retain search firms to assist in the nominations process.

	(b)	The Nominating and Corporate Governance Committee is composed entirely of independent directors.

	(c)	The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are detailed in its charter, which is available online at MFC's website at www.mfcindustrial.com.

7.	Compensation

	(a)	The Board has appointed a Compensation Committee, which is responsible for, among other things, developing MFC's approach to executive compensation and periodically reviewing the compensation of the directors. The Compensation Committee reviews and approves annually the corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates at least annually the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on such evaluation. The Compensation Committee, in consultation with the Chief Executive Officer, considers and makes recommendations to the Board regarding the compensation arrangements for other executive officers and employees. The Compensation Committee makes recommendations to the Board with respect to MFC's adoption or amendment of incentive compensation plans and equity based compensation plans, and administers such plans and approves award grants thereunder to eligible persons (other than grants to members of the Board who are not otherwise employed by MFC or any of its subsidiaries, any of which grants shall be determined by the Board).

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(b) The Compensation Committee is composed entirely of independent directors.

(c) The responsibilities, powers and operation of the Compensation Committee are detailed in its charter, which is available online at MFC's website at www.mfcindustrial.com.

8.	Other Board Committees

MFC has no other standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

9.	Assessments

The Board intends that individual director assessments be conducted by other directors, taking into account each director's contributions at Board meetings, service on Board committees, experience base and his or her general ability to contribute to one or more of MFC's major needs. However, the Board has not yet implemented such a process of assessment.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as otherwise disclosed herein, no individual who is or was a director or executive officer of MFC, any proposed nominee for election as a director of MFC or any associate of such director, officer or proposed nominee, was indebted to MFC or any of its subsidiaries or was indebted to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by MFC or any of its subsidiaries.

No current or former director, executive officer or employee is indebted to MFC as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person of MFC, proposed nominee for election as a director of MFC, nor any affiliate or associate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of MFC's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect MFC or any of its subsidiaries, except with an interest arising from the ownership of MFC shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares who are resident in Canada. For the purposes of this Circular, an "informed person" means: (i) a director or officer of MFC, (ii) a director or officer of a person or company that is itself an informed person, or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of MFC carrying more than 10% of the voting rights attaching to all outstanding voting securities of MFC.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of MFC are performed to any substantial degree by a person other than the directors or executive officers of MFC.

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AUDIT COMMITTEE DISCLOSURE

Pursuant to National Instrument 52-110 – Audit Committees, MFC is required to disclose certain information as set out in Form 52-110F1, which is set out in Schedule "C" attached hereto.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification of Advance Notice Policy

Background

On November 18, 2013, the Board adopted an advance notice policy (the "Advance Notice Policy") with immediate effect, a copy of which is attached to this Circular as Schedule "A". In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting.

Purpose of the Advance Notice Policy

The Board is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of MFC with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of MFC must submit director nominations to MFC prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to MFC in order for any director nominee to be eligible for election at any annual or special meeting of shareholders of MFC.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached hereto as Schedule "A". The terms of the Advance Notice Policy are summarized below.

The Advance Notice Policy provides that advance notice to MFC must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of MFC other than pursuant to: (i) a "proposal" made in accordance with the BCBCA; or (ii) a requisition of the shareholders made in accordance with the BCBCA.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of MFC shares must submit director nominations to the President of MFC prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the President of MFC for an effective nomination to occur. No person will be eligible for election as a director of MFC unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to MFC must be made not less than 30 days prior to the date of the annual meeting nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting (which is not also an annual meeting) of shareholders, notice to MFC must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

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Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, shareholders will be asked to approve the following by ordinary resolution (the "Advance Notice Policy Resolution"):

       "BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF MFC, THAT:

1.	MFC's Advance Notice Policy (the "Advance Notice Policy") as set forth in Schedule "A" to MFC's Management Proxy Circular dated November 29, 2013 is hereby approved;

2.	the board of directors of MFC be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of MFC and its shareholders;

3.	the board of directors reserves the right to abandon the Advance Notice Policy should they deem it appropriate and in the best interest of MFC to do so; and

4.	any one director or officer of MFC be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of MFC or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The foregoing resolution must be approved by a majority (more than 50%) of the votes cast by those shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in order for it to be adopted.

The management of MFC recommends that shareholders vote FOR the Advance Notice Policy Resolution. Unless otherwise instructed, and the persons designated in the WHITE form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

The Board reserves the right to abandon the Advance Notice Policy Resolution should it deem it appropriate and in the best interests of MFC to do so.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of MFC at any time since the beginning of the last financial year of MFC, or any proposed management nominee for election as a director, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of MFC shares or otherwise, in any matter to be acted upon at the Meeting other than the election of the directors or the appointment of auditors.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for MFC is Computershare with an office at 250 Royall Street, Canton, Massachusetts 02021, USA.

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OTHER BUSINESS

Management of MFC knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of MFC shall properly come before the Meeting, the form of proxy given pursuant to the solicitation by management of MFC will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

MFC files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public at the SEC's website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available on SEDAR at http://www.sedar.com. Financial information concerning MFC is contained in its annual audited financial statements and management's discussion and analysis for the year ended December 31, 2012 and its interim financial statements and management's discussion and analysis for the three and nine months ended September 30, 2013, which can be found at the abovementioned websites. MFC will provide to any person or company, upon request to the President of MFC one copy of MFC's financial statements and management's discussion and analysis.

DATED effective the 29th day of November, 2013.

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SCHEDULE "A"
ADVANCE NOTICE POLICY

ADVANCE NOTICE POLICY
(Adopted by the Board of Directors with immediate effect on November 18, 2013)

MFC INDUSTRIAL LTD.
(the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

The board of directors of the Corporation (the "Board") has determined that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy may be subject to an annual review by the Board, and the Board may amend this Policy to reflect changes required or deemed advisable to comply with the Business Corporations Act (British Columbia) (the "Act"), Applicable Securities Laws (as defined below), applicable stock exchange policies, or to otherwise meet industry or good governance standards.

NOMINATIONS OF DIRECTORS

1.	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

	(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

	(b)	by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with Section 188 of the Act, or a requisition of the shareholders made in accordance with Section 167 of the Act; or

	(c)	by any person (a "Nominating Shareholder") who: (A) at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, (i) is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting, or (ii) who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Corporation; and (B) complies with the notice procedures set forth below in this Policy. If the Nominating Shareholder is not an individual, the notice, as set forth below, must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee, partner or other similar person, as applicable, of such entity who provides such evidence of such authorization that is satisfactory to the Corporation, acting reasonably.

2.	In addition to any other requirements under the Act or other applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the President of the Corporation at the principal executive offices of the Corporation.

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3.	To be timely, a Nominating Shareholder's notice to the President of the Corporation must be made:

(a) in the case of an annual meeting of shareholders, not less than thirty (30) nor more than sixty-five (65) days prior to the date of such annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the "Notice Date") on which the first Public Announcement (as defined below) of the date of such annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

(b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of such special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder's notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder's notice to the President of the Corporation must set forth:

(a) as to each person who the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled, directly or indirectly, or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) a statement as to whether such person would be "independent" of the Corporation (within the meaning of sections 1.4 and 1.5 of National Instrument 51-110 – Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and (F) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b) as to the Nominating Shareholder giving the notice, (A) full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and (B) any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable shareholder's understanding of the experience, independence, or qualifications (or lack thereof) of such proposed nominee.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman of the meeting. The Chairman of the meeting shall, among other things, have the authority to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

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6.	Nothing in this Policy shall be construed to create an obligation on the part of the Board or the Corporation to endorse or publicize a Nominating Shareholder's notice of intention to nominate a person as a director or such nominee.

7.	For purposes of this Policy:

(a) "Public Announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada and all applicable securities laws of the United States.

8.	Notwithstanding any other provision of this Policy, notice given to the President of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by prepaid ordinary or registered mail, and shall be deemed to have been given and made only at the time it is served by personal delivery to or received via prepaid ordinary or registered mail by the President of the Corporation at the address of the principal executive offices of the Corporation or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

9.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on November 18, 2013 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada generally applicable therein.

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SCHEDULE "B"

FORMER AND SUCCESSOR AUDITORS

MFC INDUSTRIAL LTD.

A Global Commodity Supply Chain Company

NOTICE OF CHANGE OF AUDITOR

MFC Industrial Ltd. (the "**Company**") hereby gives notice pursuant to section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**") of the change of its auditor from Deloitte LLP, Independent Registered Chartered Accountants, Vancouver, British Columbia, Canada (the "**Former Auditors**") to PricewaterhouseCoopers LLP (the "**Successor Auditors**"). In accordance with NI 51-102, the Company hereby states that:

1. the Former Auditors resigned as the Company's auditors effective September 23, 2013 at the request of the Company;

2. the resignation of the Former Auditors and the appointment of the Successor Auditors have been considered and approved by the Company's audit committee of the Company's board of directors (the "**Board**") and the Board;

3. there were no reservations contained in the Former Auditors' report on any of the Company's financial statements for the period commencing at the beginning of the Company's most recently completed financial year and ending on the date of resignation of the Former Auditors; and

4. there have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recently completed financial years of the Company and with respect to any subsequent period to date.

Dated at Vancouver, British Columbia this 23rd day of September, 2013.

/s/ Michael J. Smith

Michael J. Smith

President

B-1

Deloitte.

Deloitte LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-640-3361
Fax: 778-374-0496
www.deloitte.ca

British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

We have read the statements made by MFC Industrial Ltd. in the attached copy of the Notice of Change of Auditor dated September 23, 2013, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated September 23, 2013.

Yours very truly,

Deloitte LLP

Independent Registered Chartered Accountants
September 23, 2013

Membre de / Member of Deloitte Touche Tohmatsu Limited

B-2

pwc

September 23, 2013

To: British Columbia Securities Commission
Alberta Securities Commission
Autorité de marchés financiers

We have read the statements made by MFC Industrial Ltd. in the attached copy of change of auditor notice dated September 23, 2013, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated September 23, 2013.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
250 Howe Street, Vancouver, BC, Canada V6C 3S7
T: +1 604 806 7000, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

B-3

SCHEDULE "C"
AUDIT COMMITTEE DISCLOSURE

1.	THE AUDIT COMMITTEE'S CHARTER (THE "CHARTER")

1.	PURPOSE; LIMITATIONS ON DUTIES.

The purpose of the Audit Committee (the "Audit Committee" or the "Committee") of the Board of Directors (the "Board") of MFC Industrial Ltd. (the "Company") is to (a) assist the Board in monitoring: (i) the integrity of the financial statements of the Company; (ii) the compliance by the Company with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditor's qualifications and independence; and (iv) the performance of the Company's internal audit function and independent auditor; and (b) prepare the annual report of the Committee required by applicable U.S. Securities and Exchange Commission (the "SEC") and applicable Canadian securities commissions ("CSC") disclosure rules.

While the Committee has the responsibilities and powers set forth in this charter (the "Charter"), it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with the English language version of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and applicable rules and regulations. These are the responsibilities of management and the independent auditor and nothing herein is to be construed as changing such responsibilities. Because the primary function of the Committee is oversight, absent knowledge to the contrary (the details of which shall be promptly reported to the Board), the Committee shall be entitled to rely on the expertise, skills and knowledge of management, the internal auditing department (if any) and the Company's independent auditors and the integrity and accuracy of information provided to the Committee by such persons.

This Charter supersedes the Charter of the Audit Committee approved in July 2006 and any other prior Charters of the Audit Committee.

2.	COMPOSITION; FINANCIAL EXPERT.

The Committee shall consist of at least three (3) directors of the Board. All members of the Committee must be directors who meet the knowledge and independence requirements of applicable law and the rules of the SEC, including the independence requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the applicable CSC and the New York Stock Exchange (the "NYSE") in effect from time to time (subject to any exceptions allowed by such rules and any waivers granted by such authorities).

To the extent practicable, at least one member of the Committee shall qualify as an "audit committee financial expert," as defined in the SEC's rules and regulations in effect from time to time. The Company will disclose in the annual report required by Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") (which may incorporate proxy circular disclosure by reference, to the extent permitted by SEC rules) whether or not it has at least one member who is an audit committee financial expert. In any event (as required by the NYSE Listed Company Manual), the Committee must include at least one (1) member who the Board determines has accounting or related financial management expertise (which the Board may presume with respect to a person who qualifies as an "audit committee financial expert"). CSC and NYSE rules on the conduct of the Committee require that each member of the Committee be financially literate (as such qualification is interpreted by the Board in its business judgment), which generally means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee.

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A member of the Committee may not serve on the audit committees of more than two (2) other public companies unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed either on or through the Company's website or in its annual proxy circular. If this disclosure is made on or through the Company's website, the Company must disclose that fact in its annual proxy circular and provide its website address.

The members of the Committee shall be appointed by and serve at the discretion of the Board and shall serve until their successors are appointed. Committee members will be elected annually for a term of one (1) year. Vacancies will be filled by a majority vote of the Board, subject to such new committee members(s) satisfying the independence requirements established by laws and regulations in Canada and the United States. Except as expressly provided in this Charter or the Articles of the Company, the Committee shall fix its own rules of procedure. The Board may remove a member of the Committee at any time in its sole discretion by ordinary resolution of the Board.

3.	CHAIRMAN

The Board, or in the event of its failure to do so, the majority of the members of the Committee, must appoint a chairman from the directors of the Committee (the "Chairman"). If the Chairman is not present at any meeting of the Committee, an acting Chairman for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairman shall refer the matter to the Board. The Committee may appoint a secretary who need not be a director of the Board or Committee.

4.	REPORTS TO BOARD; MEETINGS, MINUTES.

	4.1	Recommendations; Reports.

Regularly report to the Board on the Committee's activities, its conclusions with respect to the independent auditor and any issues that arise with respect to the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor or the performance of the internal audit function, and make appropriate recommendations to the Board.

	4.2	Executive Sessions.

If necessary and appropriate, the Committee shall meet (with such frequency as it determines) with each of the independent auditor, internal auditors (or other personnel responsible for the Company's internal audit function) and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

	4.3	Other Meetings.

Other meetings will be held with such frequency, and at such times, as the Chairperson, or a majority of the Committee determines, but not less than four times a. Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two (2) Committee members.

	4.4	Meeting Procedure

Unless the Committee or the Board adopts other procedures, the provisions of the Company's Articles applicable to meetings of Board committees will govern meetings of the Committee.

	4.5	Minutes.

Minutes of each meeting will be kept with the regular corporate records.

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5.	SPECIFIC RESPONSIBILITIES AND DUTIES.

The Board delegates to the Committee the express authority to do the following, to the fullest extent permitted by applicable law and the Company's charter documents:

	5.1	Independent Auditor.

		(a)	Selection; Fees.

Be solely and directly responsible for recommending to the Board, for the Board's recommendation to the shareholders, the appointment and retention of the independent auditor and, where appropriate, the termination of the independent auditor. Be solely and directly responsible for the terms of hiring, compensation, evaluation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Such independent auditor shall report directly to and be ultimately accountable to the Board and the Committee. The Committee has the ultimate authority to approve all audit engagement fees and terms, with the costs of all engagements to be borne by the Company.

		(b)	Audit Team.

Review the experience and qualifications of the senior members of the independent auditor's team.

		(c)	Audit Plan.

Prior to the commencement of the annual audit, discuss with the independent auditor the overall scope and plan for the audit. Review, evaluate and approve the annual engagement proposal of the independent auditor.

		(d)	Lead Audit Partner Review, Evaluation and Rotation.

Review and evaluate the lead partner of the independent auditor. Ensure that the lead audit partner having primary responsibility for the audit and the reviewing audit partner of the independent auditor are rotated at least every five (5) years and that other audit partners (as defined by the SEC) are rotated at least every seven (7) years.

		(e)	Pre-Approval of Audit and Non-Audit Services.

Pre-approve all audit services and all non-audit services permitted to be performed by the independent auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one (1) or more of its members, but such member's or members' non-audit service approval decisions must be reported to the full Committee at the next regularly Committee scheduled meeting. The Committee's Pre-Approval Policy is set forth as Exhibit A attached hereto, which may be amended or supplemented by the Committee from time to time.

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(f)	Statement from Independent Auditor.

At least annually, obtain and review a report from the independent auditor describing:

(i) the independent auditor's internal quality-control procedures;

(ii) any material issues raised by the most recent internal quality-control review (including any peer review or Public Company Accounting Oversight Board review of the independent auditor) or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

(iii) all relationships between the independent auditor and the Company and any other factors that might affect the independence of the auditors (to assess the independent auditor's independence).

(g)	Hiring Policies.

As necessary and appropriate, review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

(h)	Review Problems.

As necessary and appropriate, review with the independent auditor any audit problems or difficulties the independent auditor may have encountered in the course of its audit work, and management's responses, including: (i) any restrictions on the scope of activities or access to requested information; and (ii) any significant disagreements with management.

(i)	Outside Auditor Independence.

As part of general discussions with the independent auditor, review, if necessary, any disclosed relationships or services that may impact the objectivity and independence of the independent auditor and take or recommend that the Board take appropriate action to oversee the independence of the outside auditors.

(j)	Material Communications.

As part of general discussions with the independent auditor, discuss, if necessary, any communications between the audit team and the independent auditor's national office regarding auditing or accounting issues presented during the independent auditor's engagement.

(k)	Accounting Adjustments.

As part of general discussions with the independent auditor, discuss, if necessary, any accounting adjustments that were noted or proposed by the independent auditor but were "passed" on (as immaterial or otherwise).

(l)	Management or Internal Control Letters.

As part of general discussions with the independent auditor, discuss, if necessary, any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company, including a discussion of any "material weakness" or "significant deficiency" in the design or operation of internal control over financial reporting, and any steps taken to resolve the issue.

(m)	Internal Audit Function.

Discuss with the independent auditor the responsibilities, budget and staffing of the Company's internal audit function.

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5.2	Internal Auditor.

Review the budget, qualifications, activities, effectiveness and organizational structure of the internal audit function and the performance, appointment and replacement of the lead internal auditor and review summaries of material audit reports and management's responses.

5.3	Financial Reporting.

	(a)	Annual Financials.

Review and discuss with management and the independent auditor the Company's annual audited financial statements and related notes and the Company's disclosures under "Management's Discussion and Analysis" of the Company's financial position and results of operations for the purpose of recommending approval by the Board prior to the public release of such information and/or filing with the applicable regulatory agencies. Discuss with the independent auditor the results of the annual audit, the matters required to be communicated by the independent auditor under professional standards and any other matters the Committee deems appropriate. Obtain from the independent auditor assurance that the audit was conducted in accordance IFRS and applicable securities law, including the effectiveness of internal controls. Recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 20-F and filed with the CSC.

	(b)	Quarterly Financials.

Review and discuss with management and the independent auditor, as appropriate, the Company's quarterly financial statements and related notes and the Company's "Management's Discussion and Analysis" of the Company's financial position and results of operations, including the results of the independent auditor's reviews of the quarterly financial statements and the matters required to be communicated by the independent auditor under professional standards and other matters that the Committee deems material, and approve all quarterly financial statements and financial information prior to the public release of such information.

	(c)	Accounting Principles.

Review with management and the independent auditor major issues regarding financial reporting and accounting standards, including any material changes in the selection or application of such standards or principles followed in prior years and prior quarters, including key accounting decisions affecting the financial statements, alternatives thereto and the rational for decisions made.

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	(d)	Judgments.

Review reports prepared by management, by internal auditors or by the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including an analysis of the effect of alternative IFRS methods on the Company's financial statements.

	(e)	Press Releases.

Discuss earnings press releases with management and the independent auditor, if appropriate (including the type and presentation of information to be included in earnings press releases, as well as financial information), prior to the public release of such information.

	(f)	Regulatory and Accounting Developments.

Review with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

5.4	Risk Assessment and Risk Management.

Discuss guidelines and policies, as they arise, with respect to financial risk exposure, financial statement risk assessment and risk management periodically with management, internal auditor, and independent auditor, and the Company's plans or processes to monitor, control and minimize such risks and exposures.

5.5	Financial Reporting Processes.

	(a)	Internal and External Controls.

In consultation with the independent auditor, the internal auditors and the Company's financial and accounting personnel, review the integrity, adequacy and effectiveness of the Company's control environment, and the adequacy and effectiveness of the Company's accounting and financial controls, both internal and external, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

	(b)	Consider Changes.

Review major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

	(c)	Reports from Independent Auditor.

Obtain and review timely reports from the independent auditor regarding:

(i) all critical accounting policies and practices to be used by the Company;

(ii) all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iii) all other material written communications between the independent auditor and management, including any management letter or schedule of unadjusted differences.

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	5.6	Legal and Regulatory Compliance

(a) Annual Report and Proxy Circular on Form 20-F.

Prepare any report of the Committee required to be included in the Company's annual report on Form 20-F and/or proxy circular as required under applicable laws and rules.

(b) Reports from Others.

As necessary and appropriate, review reports and/or communications provided to the Committee by management, auditors, the general counsel, tax advisors or any regulatory agency regarding regulatory compliance, transactions with affiliates, and other legal matters that may have a material effect on the Company's financial statements and the consideration of those matters in preparing the financial statements.

(c) Code of Conduct; Waivers.

Assist, as necessary, the Nominating and Corporate Governance Committee in monitoring the Company's compliance with the Code of Business Conduct and Ethics and Insider Trading Policy or as otherwise required by applicable law or exchange listing standards and covering the conduct and ethical behavior of directors, officers and employees.

(d) Complaints.

Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters,

in substantially the form as set forth in Exhibit C attached hereto, which may be amended or supplemented by the Committee from time to time.

	5.7	Annual Evaluation of Committee; Charter.

Annually evaluate the performance of the Committee. Review and reassess the adequacy of this Charter each year and recommend any proposed changes to the Board, as appropriate.

6.	ADVISORS AND COUNSEL; RELIANCE; INVESTIGATIONS; COOPERATION.

	6.1	Retention of Advisors and Counsel.

The Committee has the power, in its sole discretion, to obtain advice and assistance from, and to retain at the Company's expense, such independent counsel and other advisors and experts as it determines necessary or appropriate to carry out its duties, and in connection therewith to receive appropriate funding, determined by it, from the Company.

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	6.2	Administrative Expenses.

The Committee may determine the level and cost of ordinary administrative expenses necessary or appropriate in carrying out its duties, with such costs to be borne by the Company.

	6.3	Reliance Permitted.

The Committee will act in reliance on management, the Company's independent auditor, advisors and experts, as it deems necessary or appropriate.

	6.4	Investigations.

The Committee has the power, in its discretion, to conduct any investigation it deems necessary or appropriate to enable it to carry out its duties with such costs to be borne by the Company.

	6.5	Required Participation of Employees.

The Committee shall have unrestricted access to the Company's employees, independent auditor, internal auditors, and internal and outside counsel, and may require any employee of the Company or representative of the Company's outside counsel or independent auditor to attend meetings of the Committee or to meet with any members of the Committee or representative of the Committee's counsel, advisors or experts.

7.	RULES AND PROCEDURES.

Except as expressly set forth in this Charter or the Company's Articles or Corporate Governance Guidelines, or as otherwise provided by applicable law or the rules of NYSE, the Committee shall establish its own rules and procedures.

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EXHIBIT A

MFC INDUSTRIAL LTD.

AUDIT COMMITTEE

Audit and Non-Audit Services Pre-Approval Policy

I.	Statement of Principles

In accordance with the requirements of the SEC rules and securities regulations, including the independence requirements of the Sarbanes-Oxley Act, and National Instrument 52-110 of the Canadian Securities Administrators, and to safeguard the continued independence of its independent auditor, all audit and non-audit services to be rendered by the Company's independent auditor and any related entities to the Company and its subsidiaries (collectively, the "Company") must be the subject of pre-approval by the Audit Committee of the Board in order to assure that they do not impair the auditor's independence from the Company. Furthermore, the Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor.

As set forth in this Policy, unless a type of service has received general pre-approval, it will require specific pre-approval by the Audit Committee if it is to be provided by the independent auditor. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Audit Committee.

The appendices to this Policy describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is twelve (12) months from the date of pre-approval, unless the Audit Committee considers a different period and states otherwise. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations.

The purpose of this Policy is to set forth the procedures by which the Audit Committee intends to fulfill its responsibilities. It does not delegate the Audit Committee's responsibilities to pre-approved services performed by the independent auditor to management.

The independent auditor has reviewed this Policy and believes that implementation of the policy will not adversely affect the auditor's independence.

II.	Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III.	Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other items.

Exhibit A-1

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In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant general pre-approval of other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services in Exhibit B. The general pre-approval of the range of services set forth on Exhibit B will be brought to the Audit Committee on an annual basis for review any modification thought appropriate and approval. In connection with such review, the Audit Committee will be provided a written description of the nature and scope, including the fee structure and terms of any oral or written side agreement(s), for all tax services to be considered for general pre-approval under Exhibit B. The potential effects of these tax services on the independence of the auditor will be discussed with them.

In the case of proposed engagements of the auditor involving any of the services covered under the range of pre-approved services under Exhibit B where the fees for a particular engagement are expected to exceed a total of CDN$200,000, specific pre-approval must be obtained under the provisions of Section VI below.

All other Audit services not listed in Exhibit B must be specifically pre-approved by the Audit Committee under the provisions of Section VII below.

IV.	Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved Audit-related services in Exhibit B. All other Audit-related services not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

V.	Tax Services

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services in Exhibit B. All Tax services involving large and complex transactions not listed in Exhibit B must be specifically pre-approved by the Audit Committee.

VI.	All Other Services

All other permissible services not listed in Exhibit B must be specifically pre-approved by the Audit Committee. Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Audit Committee.

Under no circumstances may the Audit Committee delegate its responsibilities to the Company's management.

For greater certainty, if an engagement with the independent auditor for a particular service is contemplated that is neither prohibited nor covered under the range of services under Exhibit B, in order for such an engagement to proceed it must be the subject of individual pre-approval under Section VII.

It is the responsibility of the Company's management to determine whether a particular service is covered by the pre-approved range of services set forth on Exhibit B. Management should seek the guidance of the Chairman of the Audit Committee where there is any ambiguity about whether a particular service is pre-approved.

Exhibit A-2

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A list of the SEC's prohibited non-audit services is included in Exhibit B. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII.	Procedures

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer. If the individual service is a tax service, a written description of the nature and scope, including fee structure and terms of any oral or written side agreement, is to be provided. The potential effect of the tax service on the independence of the auditor is to be discussed with the auditor.

All requests or applications for services to be provided by the independent auditor that do not require specific approval by the Audit Committee will be submitted to the Chief Financial Officer and must include a detailed description of the services to be rendered. The Chief Financial Officer will determine whether such services are included within the list of services that have received the general pre-approval of the Audit Committee. The Audit Committee will be informed on a timely basis of any such services rendered by the independent auditor.

VIII.	Engagement Letters

Pre-approved non-audit services will be provided by the auditor pursuant to an engagement letter with the appropriate entity of the Company that satisfies each of the following requirements:

	a.	the engagement letter will be in writing and signed by the auditor; and

	b.	the engagement letter will set out the particular non-audit services to be provided by the auditor which, unless individually pre-approved, will be within the categories of pre-approved non-audit services described in Exhibit B.

IX.	Reports of Services to the Audit Committee

At every regularly scheduled meeting of the Audit Committee, the Company's management will report on all new pre-approved engagements of the auditor since the last such report. The auditor may comment on the report if it wishes to do so. All engagement letters entered into going forward will be made available to the Audit Committee on request.

Exhibit A-3

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EXHIBIT B

Pre-approved Range of Services

Type of service	Description
Audit services
Financial statement audit
  Recurring audit of consolidated financial statements including subsidiary company and statutory audits, tax services and accounting consultations required to perform an audit in accordance with generally accepted auditing standards
  Quarterly reviews
  Review of tax provision reported in the consolidated and other financial statements
  Review of complex accounting issues with the auditor's national office in order to reach an audit judgment

Regulatory financial filings
  Statutory and regulatory filings including prospectuses and registration statements
  Services relating to filings with the SEC relating to the Securities Act of 1933, as amended, and the 1934 Act, including issuance of comfort letters

Internal control attestation services
  Attestation services relating to the report on the entity's internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under other legislation/ regulations

Audit related services
Employee benefit plan audits	Audit of pension and other employee benefit plans and funds
Financial due diligence in connection with acquisitions and divestitures
  Assistance in financial and tax due diligence, including review of financial statements, financial data and records, tax returns, tax forms and tax filings, discussion with target's finance and accounting personnel
  Accounting consultation and audits in connection with acquisitions and divestitures

Other attest services	Attest services that are not required by statute or regulation
Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit
Consultation regarding U.S. generally accepted accounting principles ("GAAP") and/or IFRS	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP or IFRS topics
Financial statement translation	Translation of statutory or regulatory financial statements and related information

Exhibit B-1

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Tax services
Tax compliance
  Preparation and/or review of income, capital, sales, use, property, excise, local, value-added tax ("VAT"), HST and returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available

Tax consulting
  Assistance with tax audits, examinations or requests for information.
  Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting
  Tax advice on mergers, acquisitions, restructurings, financings, intercompany transactions, foreign tax credits, foreign income taxes, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property taxes, the treatment in any jurisdiction of foreign subsidiary income, VAT, HST, excise tax or equivalent taxes in the jurisdiction
  Assistance with tax appeals that are not in front of a tax court or its equivalent
  Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, VAT and HST.

Transfer pricing
  Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and intercompany pricing and assistance with tax exemptions

Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information
Expatriate tax services
  Preparation of individual income tax returns and personal tax advice (except for those in a financial reporting oversight role with respect to the company as specifically defined for this purpose by applicable rules/regulations)
  Advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices
  Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies

Exhibit B-2

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Other services
Valuation	Valuation services for the preparation for non-financial reporting tax-only valuations Valuation services to review and comment on valuations prepared by the Company or third parties
Benchmarking	Benchmarking and surveys related to best practices with respect to financial reporting practices.
Information services, if applicable	Annual licence for PricewaterhouseCooper's Comperio product Licence(s) for PricewaterhouseCooper's Tax News Network product
Other	Fact finding services and forensic investigations under the supervision of the Audit Committee; environmental audits; non-financial systems design and implementation.

Prohibited Non-Audit Services

The auditor may not act in any capacity where it could reasonably be seen to:

  function in the role of the Company's management;
  audit its own work; or
  serve in an advocacy role on behalf of the Company.

The auditor will not be asked to provide any services in the following areas:

  Bookkeeping or other services related to the accounting records or financial statements
  Financial information systems design and implementation
  Appraisal preparation or valuation services (other than tax-only valuation services as described above under "Other Services—Valuation"), fairness opinions or contribution-in-kind reports
  Actuarial services
  Internal audit outsourcing
  Management decision-making responsibilities or functions
  Human resource services or functions
  Broker or dealer, investment adviser or investment banking services
  Legal services or services requiring licensing as a legal practitioner
  Expert advocacy services unrelated to the audit

Exhibit B-3

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EXHIBIT C

MFC INDUSTRIAL LTD.

PROCEDURES FOR THE SUBMISSION OF COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR AUDITING MATTERS

1.	MFC Industrial Ltd. (the "Company") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Corporation or the Committee directly regarding accounting, internal controls, or auditing matters.

2.	Any employee of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee would like to discuss the matter directly with a member of the Committee, the employee should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

MFC Industrial Ltd. c/o Audit Committee Attn: Chairperson 1620 - 400 Burrard Street Vancouver, British Columbia V6C 3A6

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.	At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

2. COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee of MFC Industrial Ltd. ("MFC") is currently composed of four directors, namely Dr. Shuming Zhao, Ian Rigg, Indrajit Chatterjee and Silke S. Stenger. Each member is independent and financially literate as such terms are defined in National Instrument 52-110 – Audit Committees.

3. RELEVANT EDUCATION AND EXPERIENCE

The following describes the education and experience of each of the members of the Audit Committee which provides the member with:

(a)	an understanding of the accounting principles used by MFC to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

Exhibit C-1

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(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by MFC's financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Mr. Rigg is a retired accountant and holds a commerce degree in economics and accounting from the University of Melbourne and was a member of the Institute of Chartered Accountants in Canada. Mr. Rigg has experience as both a director and chief financial officer of several public companies.

Dr. Zhao is Chair Professor and Honorary Dean of the School of Business, Nanjing University, the People's Republic of China. He serves as President of the International Association of Chinese Management Research (IACMR, Third Term), Vice President of Chinese Society of Management Modernization, President for Jiangsu Provincial Association of Human Resource Management, and Vice President of Jiangsu Provincial Association of Business Management and Entrepreneurs. Since 1994, Dr. Zhao has acted as management consultant for several Chinese and international firms. Dr. Zhao is also a director of Daqo New Energy Corp. (China) and was a director of Little Swan Company, Ltd. (China). Dr. Zhao has successfully organized and held seven international symposia on multinational business management in 1992, 1996, 1999, 2002, 2005, 2008 and 2011. Since 1997, Dr. Zhao has been a visiting professor at Marshall School of Business, University of Southern California and the College of Business, University of Missouri-St. Louis. Dr. Zhao has lectured in countries including the United States, Canada, Japan, Singapore, South Korea, the United Kingdom, Germany, the Netherlands, Portugal, and Australia.

Mr. Chatterjee is a retired businessman and formerly responsible for marketing with the Transportation Systems Division of General Electric for India.

Ms. Stenger is an independent business consultant and business leadership coach. She was a former director of MFC when MFC was KHD Humboldt Wedag International Ltd. and has been director of KHD Humboldt Wedag International AG, Germany. Ms. Stenger was the Chief Financial Officer of Management One Human Capital Consultants Ltd. She is a certified controller (German Chamber of Commerce IHK) and IFRS accountant, specializing in corporate governance and SOX compliance. Furthermore she is a business coach by training.

4. RELIANCE ON CERTAIN EXEMPTIONS

Not applicable.

5. RELIANCE OF THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

Not applicable.

6. RELIANCE ON SECTION 3.8

Not applicable.

7. AUDIT COMMITTEE OVERSIGHT

Not applicable.

8. PRE-APPROVED POLICIES AND PROCEDURES

The Audit Committee pre-approves all services provided by MFC's independent auditors. All of the services and fees described under the categories of "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" were reviewed and approved by the audit committee before the respective services were rendered.

Exhibit C-2

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9. EXTERNAL AUDITOR FEES

(a)	Audit Fees

The aggregate fees for audit services rendered for the audit of MFC's annual financial statements for the fiscal years ended December 31, 2012 and 2011 by Deloitte LLP were C$1,682,000 and C$1,055,000, respectively.

(b)	Audit Related Fees

For the fiscal years ended December 31, 2012 and 2011, Deloitte LLP performed assurance or related services relating to the performance of the audit or review of our financial statements which are not reported under the caption "Audit Fees" above, with aggregate fees for such audit related services totalling C$330,000 and C$nil in 2012 and 2011, respectively.

(c)	Tax Fees

For each of the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed for tax compliance, tax advice and tax planning by Deloitte LLP were C$nil.

(d)	All Other Fees

For the fiscal years ended December 31, 2012 and 2011, the aggregate fees billed by Deloitte LLP for all other non-audit professional services was C$470,000 and C$nil, respectively, in connection with valuation and other services in connection with MFC's acquisition of Compton Petroleum Corporation.

Exhibit C-3

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HOW TO CAST YOUR VOTE IN SUPPORT OF MANAGEMENT

MAKE YOUR VOICE HEARD BY VOTING YOUR WHITE PROXY OR VOTING INSTRUCTION FORM

TODAY

	REGISTERED	BENEFICIAL
VOTING METHOD	SHAREHOLDERS	SHAREHOLDERS

	If your shares are held in your	If your shares are held with a
	name and represented by a	broker, bank or other
	physical certificate	intermediary
INTERNET	www.cesvote.com	www.proxyvote.com
FACSIMILE	1-412-299-9191	Call the number listed on your voting instruction form and vote using the 12 digit control number provided therein
TELEPHONE	1-888-693-VOTE (8683) toll free	Call the toll-free listed on your voting instruction form and vote using the 12 digit control number provided therein
MAIL	Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: Corporate Election Services PO Box 3230 Pittsburgh, PA 15230	Complete, date and sign the WHITE voting instruction form and return it in the enclosed postage-paid envelope

QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE PROXY SOLICITOR:

105 Madison Avenue, New York, NY, 10016
Tel: 212-929-5500   Fax: 212-929-0308
Email: proxy@mackenziepartners.com

New York  London   Los Angeles   Palo Alto   Washington DC

NORTH AMERICAN TOLL FREE:
(800) 322-2885

MFC INDUSTRIAL LTD.
SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that MFC INDUSTRIAL LTD. (the "Company") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company at the following address:

MFC INDUSTRIAL LTD.
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank's name).

*******

If you wish to receive the Statements, please complete below and return.

(Please PRINT your name and address)

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Name of Shareholder)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder or Authorized Signatory)
Dated:

MFC INDUSTRIAL LTD.

WHITE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet, telephone or facsimile voting.
All are available 24 hours a day, 7 days a week.

Internet, telephone and facsimile voting are available through 4:00 p.m. Hong Kong time on December 24, 2013.

VOTE BY INTERNET – WWW.CESVOTE.COM
Use the Internet to transmit your voting instructions up until 4:00 p.m. Hong Kong time on December 24, 2013. Have your white proxy card in hand when you access the website and follow the instructions.

OR

VOTE BY TELEPHONE – 1-888-693-8683
Call toll-free within the USA, US territories and Canada using a touch-tone telephone to transmit your voting instructions up until 4:00 p.m. Hong Kong time on December 24, 2013. Have your white proxy card in hand when you call and then follow the instructions.

OR

VOTE BY FACSIMILE – 1-412-299-9191
Mark, sign and date your white proxy card and fax it to: MFC Industrial Ltd., c/o Corporate Election Services.

OR

VOTE BY MAIL
Mark, sign and date your white proxy card and return it in the postage-paid envelope we have provided to: MFC Industrial Ltd., c/o Corporate Election Services, PO Box 3230, Pittsburgh, PA 15230.

If you vote your white proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

Your Internet, telephone or facsimile vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your white proxy card.

CONTROL NUMBER è

ê If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing. ê

Management recommends you vote FOR ALL nominess listed.
1. The re-election of the following Class II directors of MFC Industrial Ltd.

1.	Dr. Shuming Zhao	☐ FOR	☐ WITHHOLD
2.	Ravin Prakash	☐ FOR	☐ WITHHOLD

Management recommends you vote FOR proposal 2.
2. The appointment of auditors for the ensuing year and authorization for MFC Industrial Ltd.’s board to fix the remuneration of the auditors.
☐ FOR	☐ WITHHOLD

Management recommends you vote FOR proposal 3.
3. The consideration and, if thought fit, the passing of an ordinary resolution affirming, ratifying and approving MFC Industrial Ltd.’s advance notice policy in the form set out at Schedule “A” to the Management Proxy Circular.
☐ FOR	☐ AGAINST	☐ ABSTAIN

Other Business.
4. The transaction of such other business as may properly be transacted at the Annual General and Special Meeting of Shareholders or at any adjournment(s) or postponement(s).

Shareholder Signature	Date

Title

Shareholder Signature (Joint Owner)	Date

Title

Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

NOTES:

1.	This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Annual General and Special Meeting of Shareholders (the “Meeting”) or any adjournment(s) or postponement(s) thereof.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment(s) or postponement(s) thereof other than the persons specified on the reverse side. If you desire to designate as proxyholder a person other than Michael J. Smith or, failing him, Rene Randall, you should strike out their name and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3.	A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer of the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.

4.	A proxy, to be effective, must be received by 4:00 p.m. (Hong Kong time) on December 24, 2013 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) thereof).

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.	This proxy should be read in conjunction with the accompanying documentation provided by management.

7.	Late proxies may be accepted or rejected by the chair of the Meeting at his or her discretion and the chair of the Meeting is under no obligation to accept or reject any particular late proxy. The chair of the Meeting may waive or extend the proxy cut-off without notice.

Important notice regarding the Internet availability of proxy materials for the Annual General and Special Meeting of Shareholders. This Management Proxy Circular is available at http://www.viewourmaterial.com/MFC.

TO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE
ê AND RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE. ê

MFC INDUSTRIAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC INDUSTRIAL LTD. (THE “COMPANY”) FOR AN ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 27, 2013 (THE “MEETING”).

The undersigned, registered shareholder of the Company, hereby appoints Michael J. Smith, or failing him, Rene Randall, or instead of him, ___________________________________, as proxyholder with full power of substitution, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment(s) or postponement(s) thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment(s) or postponement(s) thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters.

(Continued and to be marked, dated and signed, on the other side)